Exhibit 99.5
EXECUTION COPY
COLLABORATION AGREEMENT
Between
WARATAH PHARMACEUTICALS INC.
And
ELAN PHARMA INTERNATIONAL LIMITED
September 25, 2006
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i

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List of Exhibits and Schedules

Exhibit A	Annual Budget

Exhibit B	Development Plan

Exhibit C	Interim Costs

Schedule 1	Licensed Patent Rights

Schedule 2	Form of Press Release

Schedule 3	Academic Agreements

Schedule 4	Technological Competitors
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COLLABORATION AGREEMENT
     This COLLABORATION AGREEMENT (this “Agreement”) is entered into as of September 25, 2006, by and between Waratah Pharmaceuticals Inc. a company with offices at Suite 220, 101 College Street, Toronto, Ontario, M5G 1L7 (“WARATAH”), and Elan Pharma International Limited, a private company limited by shares organized under the laws of Ireland with offices at Monksland, Athlone, County Westmeath, Ireland (“ELAN”). Each of ELAN and WARATAH is sometimes referred to individually herein as a “Party” and are sometimes referred to collectively as the “Parties.”
     WHEREAS, WARATAH has developed and controls certain technology, patent rights and proprietary materials related to (a) the compound scyllo-inositol (“AZD-103”) and (b) the use of such compound for treating, preventing or delaying onset or progression of diseases or conditions; and
     WHEREAS, ELAN is engaged in the research, development and commercialization of human therapeutics; and
     WHEREAS, the Parties desire to enter into a collaboration for the purposes of further developing and commercializing AZD-103 and derivatives or formulations of AZD-103.
     NOW, THEREFORE, in consideration of the mutual covenants contained herein, and for other good and valuable consideration, the Parties hereto, intending to be legally bound, hereby agree as follows:
1. DEFINITIONS
     Whenever used in this Agreement with an initial capital letter, the terms defined in this Article 1 and elsewhere throughout this Agreement shall have the meanings specified.
     1.1 “Affiliate” means, with respect to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For purposes of this definition, “control” means (a) ownership of fifty percent (50%) or more of the shares of stock entitled to vote for the election of directors in the case of a corporation, fifty percent (50%) or more of the equity interests in the case of any other type of legal entity, (b) status
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as a general partner in any partnership, or (c) any other arrangement whereby a Person controls or has the right to control the board of directors of a corporation or equivalent governing body of an entity.
     1.2 “Annual Budget” means the budget for the Development and/or Commercialization of the Product for a Calendar Year, as such budget may be amended, modified or updated, as further described in this Agreement.
     1.3 “Applicable Laws” means federal, state, local, national and supra-national laws, statutes, rules and regulations, including any rules, regulations or requirements of Regulatory Authorities, national securities exchanges or securities listing organizations, that are in effect from time to time during the Term and apply to a particular activity hereunder.
     1.4 “AZD-103” or “scyllo-inositol” means the compound scyllo-inositol.
     1.5 “Calendar Year” means each successive period of twelve (12) months commencing on January 1 and ending on December 31.
     1.6 “Change of Control” means (a) a merger, consolidation, share exchange or other similar transaction involving WARATAH or its ultimate parent entity and any Third Party which results in the holders of the outstanding voting securities of WARATAH or its ultimate parent entity immediately prior to such merger, consolidation, share exchange or other similar transaction ceasing to hold more than fifty percent (50%) of the combined voting power of the surviving, purchasing or continuing entity immediately after such merger, consolidation, share exchange or other similar transaction, (b) any transaction or series of related transactions in which a Third Party, together with its Affiliates, becomes the beneficial owner of fifty percent (50%) or more of the combined voting power of the outstanding securities of WARATAH or its ultimate parent entity, or (c) the sale or other transfer to a Third Party of all or substantially all of WARATAH’s or its ultimate parent entity’s assets which relate to this Agreement. For purposes of clarity an internal amalgamation or consolidation is not deemed a Change of Control.
     1.7 “Collaboration” means the alliance of WARATAH and ELAN established pursuant to this Agreement for the purposes of Developing and Commercializing the Product in the Territory.
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     1.8 “Commercialization” means any and all activities related to the offering for sale and/or sale of the Product, including but not limited to activities related to marketing, manufacturing for commercial distribution, educating providers and consumers, contracting, pharmacoeconomics studies, payer reimbursement, promoting, detailing, distributing, importing, conducting post-marketing human clinical studies and interacting with Regulatory Authorities regarding the foregoing. When used as a verb, to “Commercialize” or “Commercializing” means to engage in Commercialization and “Commercialized” has a corresponding meaning.
     1.9 “Commercialization Costs” means the sum of the following direct and internal costs incurred by a Party or its Affiliates in carrying out its (or their) obligations under the Product Commercialization Plan: (deleted text — detailed listing of cost components)
     1.10 “Commercialization Regulatory Approval” means, with respect to the Product, the Regulatory Approval required by Applicable Laws to sell the Product in a country or region. “Commercialization Regulatory Approval” shall include, without limitation, the approval of any Drug Approval Application.
     1.11 “Commercially Reasonable Efforts” means with respect to the conduct of Development activities, or the Commercialization of the Product by a Party, the use of efforts and resources comparable to those undertaken by ELAN or WARATAH, as the case may be, in pursuing the development and commercialization of products that are not subject to the Collaboration and that are at an equivalent stage of development or commercialization and have similar market potential and are at a similar stage in their lifecycle. All relevant factors as measured by the facts and circumstances at the time such efforts are due shall be taken into account, including, as applicable and without limitation, mechanism of action; efficacy and safety; product profile; actual or anticipated Regulatory Authority approved labeling; the nature and extent of market exclusivity (including patent coverage, proprietary position and regulatory exclusivity; cost, time required for and likelihood of obtaining Commercialization Regulatory Approval; competitiveness of alternative products and market conditions; and actual or projected profitability and availability of capacity to manufacture and supply for commercial sale).
     1.12 “Confidential Information” means (a) with respect to WARATAH, all embodiments of WARATAH Technology and WARATAH shall be deemed the “Disclosing Party” and ELAN the “Receiving Party” with respect thereto; (b) with respect to ELAN, all
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embodiments of ELAN Technology and ELAN shall be deemed the “Disclosing Party” and WARATAH the “Receiving Party” with respect thereto; and (c) with respect to each Party, each of which shall be deemed both the “Disclosing Party” and “Receiving Party” with respect thereto, (i) all embodiments of Joint Technology, (ii) all information, including, without limitation, information concerning the business or operations, patents and patent positioning, strategic plans or business opportunities of a Party or its Affiliates, Technology and Proprietary Materials, to the extent not described in (a) or (b), disclosed or provided by or on behalf of a Disclosing Party to a Receiving Party or to any of the Receiving Party’s employees, consultants, Affiliates or Sublicensees, (iii) the terms of this Agreement, (iv) confidential information disclosed pursuant to the Confidentiality Agreements and (v) all Technology generated hereunder in connection with the Development and the Commercialization of the Product; provided that none of the foregoing shall be Confidential Information if: (A) as of the date of disclosure, it is known to the Receiving Party or its Affiliates, as demonstrated by credible written documentation, other than by virtue of a prior confidential disclosure by or on behalf of the Disclosing Party; (B) as of the date of disclosure it is in the public domain, or it subsequently enters the public domain through no unauthorized disclosure and no fault of the Receiving Party; (C) it is obtained by the Receiving Party from a Third Party having a lawful right to make such disclosure free from any obligation of confidentiality to the Disclosing Party; or (D) it is independently developed by or for the Receiving Party without benefit from, reference to or use of any Confidential Information of the Disclosing Party as demonstrated by credible written documentation.
     1.13 “Confidentiality Agreements” means the Confidentiality Agreement between Elan Pharmaceuticals, Inc. and Ellipsis Neurotherapeutics, Inc. effective as of March 3, 2006 and the Prior Confidentiality Agreement defined therein.
     1.14 “Control” or “Controlled” means (a) with respect to Technology or Patent Rights, the possession by a Party of the right to grant a license or sublicense to such Technology or Patent Rights as provided herein, and without violating the terms of any agreement or arrangement with, any Third Party and without violating any Applicable Laws and (b) with respect to Proprietary Materials, the possession by a Party of the right to supply such Proprietary Materials to the other Party as provided herein, and without violating the terms of any agreement or arrangement with, any Third Party and without violating any Applicable Laws.
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     1.15 “Co-promoter” means a Third Party ELAN contracts with to co-promote the Product.
     1.16 “Cost of Goods” means (deleted text — detailed listing of cost components)
     1.17 “CMC Section” means the chemistry, manufacturing and controls section of the Regulatory Filings in the United States of America as defined in 21 CFR Section 314.50(d)(1), as may be amended from time to time, and/or its equivalent in other Regulatory Filings in the Territory.
     1.18 “Derivative” means any compounds identified, obtained, developed, created, synthesized, generated, designed or resulting from, based upon, containing or incorporating the chemical structure of scyllo-inositol as those compounds are generically and/or specifically disclosed and claimed in the Licensed Patent Rights.
     1.19 “Development” or “Develop” means all pre-clinical, CMC and clinical activities performed to obtain Regulatory Approval of the Product up to and including the obtaining of Commercialization Regulatory Approval of the Product. When used as a verb, “Developing” means to engage in Development and “Developed” has a corresponding meaning.
     1.20 “Development Costs” means (deleted text — detailed listing of cost components)
     1.21 “Development Plan” means the written plan and timelines for the Development of the Product in a Calendar Year, as such written plan may be amended, modified or updated, as further described in this Agreement.
     1.22 “Development Program” means the Development activities to be conducted during the Term with respect to the Product pursuant to an Annual Budget and Development Plan.
     1.23 “Distribution Expenses” means (deleted text — detailed listing of cost components)
     1.24 “Drug Approval Application” means, in a particular country or region, an application for Commercialization Regulatory Approval for the Product in such country or region,
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including without limitation: (a) an NDA; (b) a counterpart of an NDA in any country or region in the Territory; and (c) all supplements and amendments to any of the foregoing.
     1.25 “Drug Master File” or “DMF” means the Drug Master File in the United States of America, as defined in 21 CFR Section 314.420 and/or its equivalent in the other countries in the Territory.
     1.26 “Early Stage Development Costs” means all Development Costs incurred by ELAN with respect to the Product prior to WARATAH exercising its option to increase its WARATAH Development Percentage pursuant to Section 3.8.3.
     1.27 “Effective Date” means September 25, 2006.
     1.28 “ELAN Development Activities” means all Development activities specified to be conducted by ELAN in any Annual Budget and Development Plan (or amendment thereto).
     1.29 “ELAN Patent Rights” means any Patent Rights Controlled by ELAN that contain one or more claims that cover ELAN Technology which would, but for this Agreement, be infringed by WARATAH Development Activities or Commercialization activities performed under this Agreement.
     1.30 “ELAN Technology” means any Technology that is used by ELAN, or provided by ELAN for use, in the performance of the Development and Commercialization of the Product that is (a) Controlled by ELAN as of the Effective Date or (b) Made by employees of, or consultants to, ELAN after the Effective Date. ELAN Technology includes formulations comprising AZD-103 or Derivatives developed in the performance of the Development Program.
     1.31 “FDA” means the United States Food and Drug Administration or any successor agency or authority thereto.
     1.32 “FDCA” means the United States Federal Food, Drug, and Cosmetic Act, as amended.
     1.33 “Field” means all human and veterinarian therapeutic, prophylactic, prognostic, or diagnostic uses of the Product.
     1.34 “First Commercial Sale” means, with respect to the Product in a country in the Territory, the first sale, transfer or disposition for value to an end-user of the Product in such
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country after receipt of Commercialization Regulatory Approval for such country. A sale of the Product shall be deemed to occur on the earlier of (a) the date the Product is shipped to an end-user or (b) the date of the invoice to the end-user of the Product.
     1.35 “Force Majeure” means any occurrence beyond the reasonable control of a Party that (a) prevents or substantially interferes with the performance by such Party of any of its obligations hereunder and (b) occurs by reason of any act of God, flood, fire, explosion, earthquake, strike, lockout, labor dispute, casualty or accident, or war, revolution, civil commotion, act of terrorism, blockage or embargo, or any injunction, law, order, proclamation, regulation, ordinance, demand or requirement of any government or of any subdivision, authority or representative of any such government, to the extent and for the duration of such occurrence.
     1.36 “FTE” shall mean (deleted text: number of hours) hours of work devoted to or in support of the Development and Commercialization of the Product that is carried out by one or more employees, contract personnel or consultants of ELAN or WARATAH, as the case may be, measured in accordance with ELAN’s or WARATAH’s respective time allocation practices from time to time.
     1.37 “FTE Cost” means, for any period, the FTE Rate multiplied by the applicable number of FTEs in such period.
     1.38 “FTE Rate” means (deleted text — financial rate) ; provided that the FTE Rate will be increased by (deleted text — rate increase number ) on January 1 of each Calendar Year in the Term, commencing with January 1, 2008. Any such increase shall be rounded to the nearest one hundred US Dollars ($100).
     1.39 “GAAP” means United States generally accepted accounting principles, consistently applied.
     1.40 “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.
     1.41 “IND” means: (a) an Investigational New Drug Application as defined in the FDCA and regulations promulgated thereunder or any successor application or procedure required to initiate clinical testing of the Product in humans in the United States; (b) a counterpart of an Investigational New Drug Application that is required in any other country or region in the
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Territory before beginning clinical testing of the Product in humans in such country or region; and (c) all supplements and amendments to any of the foregoing.
     1.42 “Initiation” means, with respect to a human clinical trial, the first date that a subject or patient is dosed in such clinical trial.
     1.43 “Joint Executive Committee” or “JEC” means the committee composed of WARATAH and ELAN representatives established pursuant to Section 2.1.
     1.44 “Joint Leadership Team” or “JLT” means the committee composed of WARATAH and ELAN representatives established pursuant to Section 2.2.
     1.45 “Joint Patent Rights” means Patent Rights that contain one or more claims that cover Joint Technology.
     1.46 “Joint Technology” means any Technology that is jointly Made by employees of, or consultants to, ELAN and employees of, or consultants to, WARATAH in the performance of the Development Program.
     1.47 “Licensed Patent Rights” means any WARATAH Patent Rights and WARATAH’s interest in Joint Patent Rights that contain one or more claims that cover AZD-103 or Derivatives of AZD-103 or Products, including their manufacture or their formulation or a method of their delivery or of their use. The Licensed Patent Rights as of the Effective Date include without limitation the Patent Rights listed on Schedule 1 attached hereto; and the Parties shall update Schedule 1 not less than annually during the Term to add any additional Patent Rights that become Licensed Patent Rights.
     1.48 “Licensed Technology” means any WARATAH Technology and WARATAH’s interest in Joint Technology that is necessary or useful for the Development or Commercialization of AZD-103, Derivatives or Products including their manufacture or their formulation or a method of their delivery or of their use or that is necessary for ELAN to exercise the licenses granted to it pursuant to Section 6.1.
     1.49 “Made” means (a) with respect to patentable Technology, discovered, conceived or first reduced to practice, whether actively or constructively under this Agreement, and (b) with respect to all other Technology, first generated, identified, synthesized or developed under this Agreement.
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     1.50 “Major Market Country” means each of the United Kingdom, Germany, France, Spain and Italy.
     1.51 “Manufacturing Cost” means, (deleted text — detailed listing of cost components)
     1.52 “NDA” means a New Drug Application, as defined in the FDCA and regulations promulgated thereunder or any successor application or procedure required to sell the Product in the United States.
     1.53 “Net Income (Loss)” means, with respect to the Product, Net Sales and Sublicense Income minus the sum of (a) Cost of Goods of the Product and (b) Commercialization Costs applicable to the Product.
     For purposes of this Agreement, the following principles shall apply:
     1. There shall be no double counting of any costs or expenses or of any revenues, and to the extent a cost or expense has been included in one category or sub-category, it shall not be included in another; similarly, to the extent any revenue has been taken into account in one category or sub-category it shall not be taken into account in another.
     2. When allocating costs and expenses under this Agreement, each Party shall utilize the same policies and principles as it utilizes consistently within its group and business units when making internal cost allocations and such policies and principles shall be reasonable and in accordance with industry standards.
     3. To the extent an item of income or revenue is received by a Party or a cost or expense is incurred by a Party, and is necessary and specifically and directly identifiable, attributable and allocable to the Commercialization of the Product and is not otherwise accounted for in the calculation of Net Income (Loss), such Party shall credit such income or revenue and shall be permitted to charge such cost or expense to the Net Income (Loss).
     4. All costs and expenses shall be determined, and all calculations shall be made, in accordance with GAAP.
     5. Commercialization Costs, Development Costs, and Cost of Goods shall not include any costs attributable to general corporate activities including by way of example,
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executive management, investor relations, business development, legal affairs (but legal costs which are attributable to intellectual property matters with respect to the Collaboration contemplated in, and in accordance with Article 8 of this Agreement shall be included in Commercialization Costs, Development Costs and Cost of Goods, as applicable) and finance.
     1.54 “Net Sales” means, where WARATAH has not exercised its opt out rights in accordance with Section 3.8.6 (b), the gross amount billed or invoiced by ELAN or any of its Affiliates, or Co-Promoters to Third Parties throughout the Territory for sales or other dispositions or transfers for value of the Product less (i) reasonable allowances for normal and customary trade (including those granted in core distribution agreements and inventory management agreements), quantity and cash discounts on Product actually allowed and taken (but excluding price discounts granted at the time of invoice which are already reflected in the determination of the amount charged), (ii) transportation, insurance and postage charges, if paid by ELAN or any Affiliate, or Co-Promoter of ELAN (excluding amounts reimbursed by Third Party customers), (iii) credits, chargebacks, rebates or returns on Product sold pursuant to agreements (including, without limitation, managed care agreements) or government regulations, accounted for in accordance with GAAP, (iv) any tax, tariff, customs duty, excise or other duty or other governmental charge (other than a tax on income) levied on the sale, transportation or delivery of Product and actually paid by ELAN, or any of its Affiliates or Co-Promoters and (v) amounts retained by Co-promoters; provided none of (i) through (v) shall be included in Commercialization Costs. In addition, Net Sales are subject to the following:
          (a) If ELAN or any of its Affiliates or Co-promoters effects a sale, disposition or transfer of a Product to a customer in a particular country other than on customary commercial terms or as part of a package of products and services, the Net Sales of such Product to such customer shall be deemed to be “the fair market value” of such Product. For purposes of this subsection (a), “fair market value” shall mean the value that would have been derived had such Product been sold as a separate product to another customer in the country concerned on customary commercial terms.
          (b) In the case of pharmacy incentive programs, hospital performance incentive program chargebacks, disease management programs, similar programs or discounts on “bundles” of products, all discounts and the like shall be allocated among products on the basis
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on which such discounts and the like were actually granted or, if such basis cannot be determined, in proportion to the respective list prices of such products.
          (c) For purposes of clarity, use of any Product in clinical trials, pre-clinical studies or other research or Development activities, or disposal or transfer of Products for a bona fide charitable purpose or purposes of a commercially reasonable sampling program shall not give rise to any Net Sales.
     1.55 “Operating Income (Loss)” means the Net Income (Loss) derived in any Calendar Year.
     1.56 “Opt Out Net Sales” means Net Sales as defined in Section 1.54 further including the gross amount billed or invoiced by Sublicensees to Third Parties throughout the Territory for sales or other dispositions or transfers for value of Product less deductions (i) to (iv) in Section 1.54, and excluding in respect to all Net Sales the deduction of amounts retained by Co-promoters in Section 1.54.
     1.57 “Patent Rights” means all (i) patents and patent applications, whether foreign or domestic, all patents arising from such applications, and all patents and patent applications based on, or claiming or corresponding to the priorities, of any of the foregoing and (ii) any renewals, reissues, term extensions (or other governmental actions that provide exclusive rights to the owner thereof in the patented subject matter beyond the original expiration date, including, without limitation, supplementary protection certificates), substitutions, confirmations, registrations, revalidations, reexaminations, additions, continuations, continued prosecutions, continuations-in-part or divisions of or to any of the foregoing.
     1.58 “Person” means an individual, sole proprietorship, partnership, limited partnership, limited liability partnership, corporation, limited liability company, business trust, joint stock company, trust, incorporated association, joint venture or similar entity or organization, including a government or political subdivision, department or agency of a government.
     1.59 “Personnel Costs” means the FTE Cost of Persons employed by a Party and the costs of Persons under contract to a Party.
     1.60 “Phase I Clinical Trial” means a clinical trial conducted in healthy humans or patients, which clinical trial is designed to establish the safety, drug-drug interactions and/or
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pharmacokinetics of the Product given its intended use, and to support continued testing of such drug in Phase II Clinical Trials.
     1.61 “Phase II Clinical Trial” means a controlled clinical trial conducted in patients with a particular disease or condition, which clinical trial is designed to establish the safety, appropriate dosage and pharmacological activity of the Product given its intended use, and to initially explore its efficacy for such disease or condition.
     1.62 “Phase III Clinical Trial” means a controlled pivotal clinical trial conducted in patients with a particular disease or condition, which clinical trial is designed to ascertain efficacy and safety of an investigational drug for its intended use and to define warnings, precautions and adverse events that are associated with the Product in the dosage range intended to be prescribed, with the purpose of preparing and submitting applications for Regulatory Approval.
     1.63 “Post-Approval Research and Regulatory Expenses” means (deleted text — detailed listing of cost components)
     1.64 “Pre-Marketing Expenses” (deleted text — detailed listing of cost components)
     1.65 “Product” means any pharmaceutical preparation or dosage form containing scyllo-inositol or a Derivative thereof.
     1.66 “Product Commercialization Plan” means, with respect to the Product, the written plan for the Commercialization of the Product in the Territory (including, without limitation, expected formulation, manufacturing scale-up, manufacture, testing, validation, packaging and stability requirements for the Product and a detailed strategy, budget and proposed timelines), as such plan may be amended or updated, including forecasted Commercialization Costs and Cost of Goods and proposed timelines, as amended or updated in writing.
     1.67 “Product Trademarks” means any trademark or trade name, whether or not registered, or any trademark application or renewal, extension or modification thereof, in the Territory, or any trade dress and packaging, in each case that are applied to or used with the Product by ELAN.
     1.68 “Promotion Expense” means (deleted text — detailed listing of cost components)
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     1.69 “Proprietary Materials” means proprietary tangible chemical, biological or physical materials (a) that are furnished by or on behalf of one Party to the other Party in connection with this Agreement, whether or not specifically designated as proprietary by the transferring Party or (b) that are otherwise first Made by a Party in the conduct of the Development Program.
     1.70 “Quarter” means the stub period beginning on the Effective Date and ending on the last day of the calendar quarter in which the Effective Date falls, and thereafter each successive period of three (3) consecutive calendar months ending on March 31, June 30, September 30 or December 31.
     1.71 “Regulatory Approval” means, with respect to any country or region in the Territory, any approval or license of any Regulatory Authority required for the manufacture, use, storage, importation, exportation, transport, sale or other distribution of the Product for use in such country or region.
     1.72 “Regulatory Authority” means the FDA, or any counterpart of the FDA outside the United States, or any other national, supra-national, regional, state or local regulatory agency, department, bureau, commission, council or other governmental entity with authority over the distribution, importation, exportation, manufacture, production, use, storage, transport, clinical testing or sale of the Product.
     1.73 “Regulatory Filings” means, collectively: (a) all INDs, license applications, drug master files for “Fast Track” status under Section 506 of the FDCA (21 U.S.C. § 356) or for a Special Protocol Assessment under Section 505(b)(4)(B) and (C) of the FDCA (21 U.S.C. § 355(b)(4)(B)), NDAs, and all other similar filings (including, without limitation, counterparts of any of the foregoing in any country or region in the Territory); (b) all supplements and amendments to any of the foregoing; and (c) all data and other information contained in, and correspondence relating to, any of the foregoing.
     1.74 “Sales and Marketing Expenses” means (deleted text — detailed listing of cost components)
     1.75 “Sublicense Agreement” means any agreement entered into by ELAN with a Sublicensee.
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     1.76 “Sublicense Income” means any income payable to ELAN under any Sublicense Agreement, including, without limitation, upfront payments, maintenance fees, license fees, milestone payments and royalties.
     1.77 “Sublicensee” means any Third Party to which ELAN grants a sublicense.
     1.78 “Technology” means, collectively, conceptions, inventions, discoveries, improvements, trade secrets and proprietary methods, whether or not patentable, including without limitation: (a) methods of production or use of, and structural and physical properties pertaining to, chemical compounds and (b) biological know-how, including without limitation, performance of assays, histological techniques and interpretation, data, automation, formulations, processes, techniques, imaging, and results (including without limitation any negative results).
     1.79 “Technological Competitor” means a Third Party listed on Schedule 4 and divisions, subsidiaries and successors thereof.
     1.80 “Territory” means all countries and territories of the world.
     1.81 “Third Party” means a Person other than ELAN and WARATAH and their respective Affiliates.
     1.82 “Third Party License” means any agreement with a Third Party approved by the JEC for a license under intellectual property Controlled by such Third Party, if the absence of such license may cause the Development or Commercialization of the Product to infringe such intellectual property.
     1.83 “Third Party License Fees” means all upfront payments, milestone payments, license fees, royalties or other payments, payable to any Third Party by either Party under any Third Party License to the extent such payments are attributable to the Product. If the rights under any Third Party License are also attributable to products other than the Product, then only an equitable portion of any amounts payable under it shall be allocated to the Product as License Fees.
     1.84 “WARATAH Development Activities” means all Development activities specified to be conducted by WARATAH in any Development Plan (or amendment thereto).
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     1.85 “WARATAH Development Percentage” means thirty percent (30%), or if WARATAH elects to increase its WARATAH Development Percentage pursuant to Section 3.8.3, a whole number percentage less than or equal to (deleted text: percentage) and greater than or equal to thirty percent (30%) as specified by WARATAH pursuant to Section 3.8.3.
     1.86 “WARATAH Patent Rights” means any Patent Rights Controlled by WARATAH that contain one or more claims that cover WARATAH Technology which would, but for this Agreement, be infringed by the ELAN Development Activities or the Commercialization activities performed under this Agreement.
     1.87 “WARATAH Technology” means any Technology that is used by WARATAH, or provided by WARATAH, for use in the course of the Development and Commercialization of the Product that is (a) Controlled by WARATAH as of the Effective Date or (b) Made by employees of, or consultants to, WARATAH after the Effective Date.
     1.88 “Working Capital Charges” means (deleted text — detailed listing of cost components)
     1.89 Additional Definitions. In addition, each of the following definitions shall have the respective meanings set forth in the section of this Agreement indicated below:

AAA	12.1

Academic Agreements	6.3

ANDA patent certification	8.2.1(a)

Collaboration Manager	2.2.5

Data Review Period	3.8.3

Infringement	8.2.1(a)

Infringement Notice	8.2.1(a)

Losses	12.3

Manufacturing License	9.3.1(f)

Opt Out Notice	3.8.6(b)

Patent Coordinator	7.4

Publications	5.3

Quarterly Report	3.8.13(b)
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Term	9.1

Third Party Formulation License	2.1.4(j)
2. ADMINISTRATION OF THE COLLABORATION
     2.1 Joint Executive Committee
          2.1.1 Establishment. WARATAH and ELAN hereby establish the Joint Executive Committee. The JEC shall have and perform the responsibilities set forth in Section 2.1.4.
          2.1.2 Membership. Each Party shall designate, in its sole discretion, three (3) members to the JEC, which shall be members of its, or its Affiliates’, management. Unless otherwise agreed by the Parties, one of ELAN’s designees shall be designated by ELAN as the Chair. Each Party shall have the right at any time to substitute individuals, on a permanent or temporary basis, for any of its previously designated representatives to the JEC, by giving written notice to the other Party. Initial designees of the Parties to the JEC shall be as follows:
          For WARATAH:
               (deleted text — named committee members)
          For ELAN:
               (deleted text — named committee members)
          2.1.3 Meetings
               (a) Schedule of Meetings; Agenda. The JEC shall establish a schedule of times for regular meetings, taking into account the planning needs of the Collaboration and its responsibilities. Special meetings of the JEC may be convened by any member upon thirty (30) days (or, if such meeting is proposed to be conducted by teleconference, upon ten (10) days) written notice to the other members; provided that (i) notice of any such special meeting may be waived at any time, either before or after such meeting, and such waiver shall be the equivalent to the giving of a valid notice hereunder, and (ii) attendance of any member at a special meeting shall constitute a valid waiver of notice from such member. In no event shall the JEC meet less frequently than twice in each Calendar Year. Regular and special meetings of the JEC may be held in person or by teleconference or videoconference; provided that meetings held in person
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shall alternate between the respective offices of the Parties. The Chair shall prepare and circulate to each JEC member an agenda for each JEC meeting not later than one (1) week prior to such meeting.
               (b) Quorum; Voting; Decisions. At each JEC meeting (i) the presence in person of at least two (2) members designated by each Party shall constitute a quorum. The JEC shall use reasonable efforts in good faith to resolve by unanimous consent any issue within its jurisdiction. Alternatively, the JEC may act by written consent signed by at least one (1) member designated by each Party, subject to Section 2.1.5. Whenever any action by the JEC is called for hereunder during a time period in which the JEC is not scheduled to meet, the chair of the JEC shall cause the JEC to take the action in the requested time period by calling a special meeting or by circulating a draft written consent. (deleted text: outlines mode of dispute resolution for various circumstances) Representatives of each Party or of its Affiliates who are not members of the JEC, and consultants who are subject to confidentiality obligations no less stringent than those contained herein, may attend JEC meetings as non-voting observers with the consent of the other Party, which shall not be unreasonably withheld, conditioned or delayed.
               (c) Minutes. The JEC shall keep minutes of its meetings that record all decisions and all actions recommended or taken in reasonable detail. Drafts of the minutes shall be prepared and circulated to the members of the JEC within a reasonable time after the meeting, not to exceed fifteen (15) business days. The chair of the JEC shall have responsibility for the preparation and circulation of draft minutes. Each member of the JEC shall have the opportunity to provide comments on the draft minutes. The minutes shall be approved, disapproved and revised as necessary at the next JEC meeting or within sixty (60) days of the meeting, whichever occurs first. Upon approval, final minutes of each meeting shall be circulated to the members of the JEC by the chair of the JEC.
               (d) Expenses. WARATAH and ELAN shall each bear all expenses of their respective JEC members related to their participation on the JEC and attendance at JEC meetings.
          2.1.4 Responsibilities. The JEC shall be responsible for (a) overseeing the conduct and progress of the Development and Commercialization of the Product, and (b) providing a forum for the exchange of information between the Parties with respect to the
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Development and Commercialization of the Product; (deleted text — party responsibility for pricing) Without limiting the generality of the foregoing, the JEC shall have the following responsibilities:
               (a) overseeing the JLT’s performance of its responsibilities;
               (b) reviewing the Annual Budget, the Development Plan and Product Commercialization Plan; (deleted text — third party disclosure obligations);
               (c) reviewing any amendment, modification or update to the Annual Budget or the Development Plan;
               (d) reviewing data, reports or other information submitted to it by the JLT from time to time;
               (e) discussing the progress of the Commercialization of the Product in accordance with the applicable Product Commercialization Plan, (deleted text — third party disclosure obligations);
               (f) resolving all JLT matters that are in dispute;
               (g) making such other decisions as may be delegated to the JEC pursuant to this Agreement or by mutual written agreement of the Parties after the Effective Date; and
               (h) reviewing and approving any amendment, modification or update to the Annual Budget and the Development Plan, (deleted text — payment obligations for budget overages)
               (i) determining whether or not a milestone listed in Section 4.2 has been met.
               (j) discussing the necessity for a Third Party License for intellectual property covering a formulation incorporating the Product that the Parties mutually agree will enhance the patent protection for the Product (“Third Party Formulation License”), such necessity to be determined on or before March 1, 2007 or such other time as mutually agreed to by the Parties, having regard to the status of the then current claims under WARATAH Patent
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Rights being prosecuted in the US and/or Europe; and reviewing and approving any such Third Party Formulation License determined to be necessary by the Parties.
          2.1.5 Dispute Resolution. The JEC members shall use reasonable efforts to reach agreement on any and all matters. In the event that, despite such reasonable efforts, agreement on a particular matter cannot be reached by the JEC within thirty (30) days after the JEC first meets to consider such matter, then, (deleted text: outlines mode of dispute resolution for various circumstances)
     2.2 Joint Leadership Team
          2.2.1 Establishment. WARATAH and ELAN hereby establish the Joint Leadership Team. The JLT shall have and perform the responsibilities set forth in Section 2.2.4.
          2.2.2 Membership. Each Party shall designate, in its sole discretion, up to three (3) members to the JLT (which members shall be employees or consultants of such Party or an Affiliate of such Party). Unless otherwise agreed by the Parties, one of ELAN’s designees shall be designated by ELAN as the chair of the JLT. Each Party shall have the right at any time to substitute individuals, on a permanent or temporary basis, for any of its previously designated representatives to the JLT. Initial designees of the Parties to the JLT shall be as follows:
     For WARATAH:
               (deleted text — committee member names)
     For ELAN:
               (deleted text — committee member names)
          2.2.3 Meetings
               (a) Schedule of Meetings; Agenda. Meetings of the JLT may be held in person or by teleconference or videoconference. The Chair shall prepare and circulate to each JLT member an agenda for each JLT meeting prior to such meeting. The JLT shall meet at least twice each Calendar Year.
               (b) Quorum; Voting; Decisions. At each JLT meeting, (i) the presence in person of at least two (2) members designated by each Party shall constitute a quorum and (ii) all members designated by each Party who are present shall have one collective vote on all
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matters before the JLT at such meeting. All decisions of the JLT shall be made by unanimous vote. Alternatively, the JLT may act by written consent signed by at least two (2) members designated by each Party. Whenever any action by the JLT is called for hereunder during a time period in which the JLT is not scheduled to meet, the Chair shall cause the JLT to take the action in the requested time period by calling a special meeting or by circulating a written consent. Representatives of each Party or of its Affiliates who are not members of the JLT may attend JLT meetings as non-voting observers. In the event that the JLT is unable to resolve any matter before it, such matter shall be referred to the JEC to be resolved in accordance with Section 2.1.5.
               (c) Minutes. The JLT shall keep minutes of its meetings that record all decisions and all actions recommended or taken in reasonable detail. Drafts of the minutes shall be prepared and circulated to the members of the JLT within a reasonable time after the meeting. The chair shall have responsibility for the preparation and circulation of draft minutes. Each member of the JLT shall have the opportunity to provide comments on the draft minutes. The minutes shall be approved, disapproved and revised as necessary at the next JLT meeting. Upon approval, the chair of the JLT shall circulate final minutes of each meeting to the members of the JLT.
               (d) Expenses. WARATAH and ELAN shall each bear all expenses of their respective JLT members related to their participation on the JLT and attendance at JLT meetings.
          2.2.4 Responsibilities. The JLT shall be responsible for overseeing the conduct and progress of the Development Program. Without limiting the generality of the foregoing, the JLT shall have the following responsibilities:
               (a) preparing or directing the preparation of, and recommending to the JEC for its approval, the Annual Budget and the Development Plan;
               (b) preparing or directing the preparation of all amendments to the JEC-approved Annual Budget and/or Development Plan as it deems appropriate in furtherance of the objectives of the Development Program and submitting such amendments to the JEC for its consideration;
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               (c) monitoring the progress of, and expenditures under, the Annual Budget and the Development Plan and of each Party’s activities thereunder and determining if any changes may be necessary in view of the progress and the results of the Development Program;
               (d) providing a forum for consensual decision making with respect to the Development Program;
               (e) reviewing data, reports or other information submitted by either Party with respect to work conducted in the Development Program;
               (f) preparing for the JEC on at least a semi-annual basis a progress report for the Development Program in reasonable detail and providing to the JEC such additional information as it may request;
               (g) preparing for the JEC on at least an annual basis a reasonably detailed progress report regarding the Development of the Product and providing to the JEC such additional information as it may reasonably request on this subject;
               (h) discussing strategies for the promotion and marketing of the Product (deleted text — third party disclosure obligations and responsibility for pricing);
               (i) making any other decisions and performing such activities as may reasonably be delegated to the JLT pursuant to this Agreement or by mutual written agreement of the Parties after the Effective Date;
               (j) establishing a subcommittee within thirty (30) days of the Effective Date to oversee and develop the patent strategy, including patent prosecution and filing strategies, with respect to WARATAH Patent Rights and Joint Patent Rights. The subcommittee shall comprise the Patent Coordinators appointed in accordance with Section 7.4, and a member of the JLT from each Party with management experience in the development of pharmaceutical products. In the event, despite the reasonable efforts of the subcommittee, agreement on a particular matter cannot be reached by the subcommittee, the matter shall be referred to the JEC. In the event the JEC is unable to reach a decision with respect to any such matter, then such matter shall be resolved in accordance with Section 2.1.5.
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     2.2.5 Alliance Management. Each Party shall appoint a person who shall oversee contact between the Parties for all matters related to the Collaboration between meetings of the JEC and JLT and shall have such other responsibilities as the Parties may mutually agree in writing after the Effective Date (each, a “Collaboration Manager”). Each Party may replace its Collaboration Manager at any time. The initial Collaboration Managers shall be:
     For WARATAH: (deleted text — name)
     For ELAN: (deleted text — name)
3. DEVELOPMENT PROGRAM; COMMERCIALIZATION OF PRODUCTS
     3.1 Objectives of the Development Program
     In accordance with the terms of this Agreement, within the Field and Territory, the Parties agree to: (a) engage in a Development Program to Develop a Product to enable the Commercialization of the Product; and (b) engage in Commercialization of the Product with the goal of realizing the economic potential of the Product and allowing both Parties to benefit from realization of such potential and share in the profitability of the Product. The guiding principles to be followed by the Parties include the following: achieve synergy and avoid duplication of resources; maximize the profitability of the Product over its life; utilize to the extent practicable the then-prevailing infrastructure and expertise of each Party with respect to specific activities in the Development Program and Product Commercialization Plan; and, except as otherwise permitted in this Agreement (e.g., through Sublicense Agreements or co-promotion arrangements), the Parties shall collaborate exclusively and diligently with each other and neither Party shall alone or in collaboration with or through the grant of any rights to any Third Party, research, Develop, make, import, export, distribute, offer for sale, or otherwise Commercialize Product for use in the Field.
     3.2 Responsibility for Development of and Commercialization of the Product
     ELAN and WARATAH shall conduct all aspects of the Development of the Product in accordance with the Annual Budget and the Development Plan, and all aspects of the Commercialization of Products in accordance with the Product Commercialization Plan, subject to the oversight of the JLT and JEC and (deleted text —responsibility for pricing), through its
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representatives on the JEC and the JLT. ELAN or an Affiliate shall own and shall be responsible for, obtaining and maintaining all Regulatory Approvals, any DMF with respect to the Product and all necessary manufacturing license approvals for the manufacture of the Product at an ELAN facility. WARATAH will transfer to ELAN the U.S. and Canadian INDs for AZD-103 within forty-five (45) days of the Effective Date subject to any delays occasioned by the FDA or Health Canada. Obligations specific to safety data transfer or data exchange between the Parties are to be described in a safety data exchange agreement to be entered into between the Parties within sixty (60) days of the Effective Date.
     3.3 Annual Budget and Development Plan
     The initial Annual Budget and the initial Development Plan for the time period commencing on the Effective Date and ending the earlier of December 31, 2008 or the Initiation of the Phase III Clinical Trial (including timelines in the Development Plan) are attached to this Agreement as Exhibits A and B, respectively. Thereafter, for each Calendar Year during the Term, the JLT shall prepare and submit to the JEC for its review, an Annual Budget and a Development Plan for the Product. Each Annual Budget shall set forth the budget for the Calendar Year covered by the Annual Budget. Each Development Plan shall: (a) set forth (i) the Development objectives, activities, priorities and timelines for the Calendar Year covered by the Development Plan with reasonable specificity, (ii) the expected Regulatory Filings and Drug Approval Applications to be prepared and filed and the expected timetable of completing such Development activities; and (b) be consistent with the other terms of this Agreement. Each amendment, modification and update to any such Annual Budget and Development Plan shall include the resulting changes to the budget and shall be set forth in a written document prepared by the JLT and submitted to the JEC.
     3.4 Product Commercialization Plans
     Within (deleted text — time period) after the Initiation of the first Phase III Clinical Trial for the Product, if ELAN alone is marketing the Product, (or if ELAN is marketing through a Sublicensee or Co-promoter to the extent permitted by any applicable agreements with the Sublicensee or Co-promoter), ELAN shall prepare and provide to the JLT for its review and discussion a Product Commercialization Plan for the Product in the applicable countries in the
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Territory, and shall update and submit such Product Commercialization Plan to the JLT for review and discussion not less than annually; (deleted text — party responsibility for pricing).
     3.5 Development and Commercialization Diligence
     ELAN and its Affiliates shall exercise Commercially Reasonable Efforts during the Term to Develop and Commercialize the Product in the United States, Canada and the Major Countries. WARATAH and its Affiliates shall exercise Commercially Reasonable Efforts during the Term to Develop the Product.
     3.6 Compliance and Cooperation
     Each Party shall perform its obligations under each Annual Budget and Development Plan, the Product Commercialization Plan and this Agreement using Commercially Reasonable Efforts in good faith and in compliance in all material respects with all Applicable Laws. Scientists at WARATAH and ELAN shall cooperate in the performance of the Development Program and Product Commercialization Plan, subject to the terms of this Agreement and any confidentiality obligations to Third Parties, and shall exchange such data, information and materials as are reasonably necessary for the other Party to perform its obligations under any Annual Budget and Development Plan.
     3.7 Exchange of Reports
          3.7.1 Development Program Reports. Each Party shall keep the JLT generally informed of the progress of its efforts to Develop the Product. Before, during or after any JLT meeting, ELAN and WARATAH will provide the JLT with copies of any presentations or summaries that they have each created relating to their activities performed in connection with the Development Program. If WARATAH has not elected to opt out under Section 3.8.6(b), ELAN shall provide WARATAH with Phase I Clinical Trial data, Phase II Clinical Trial data, Phase III Clinical Trial data and, if reasonably requested by WARATAH, other results, other than CMC Section data (with respect to CMC Section data ELAN will provide monthly development status reports on CMC Section related activities).
          3.7.2 Commercialization Reports. ELAN shall keep the JLT generally informed of the progress of ELAN’s efforts to Commercialize the Product in the Territory through periodic updates. ELAN will provide to the JEC a written report summarizing in
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reasonable detail its activities performed in connection with the Product Commercialization Plan during the preceding year, (deleted text — third party disclosure obligations)
     3.8 Funding
          3.8.1 ELAN Funding Obligation. Subject to WARATAH’s funding obligations in accordance with this Section 3.8, ELAN shall fund or arrange for funding of all Development Costs and Commercialization Costs including the Cost of Goods.
          3.8.2 WARATAH Funding Obligation. Prior to the Commercialization of the Product, WARATAH shall fund that amount of Development Costs and Commercialization Costs incurred (deleted text — identification of specific costs) equal to the WARATAH Development Percentage multiplied by the amount of such Development Costs and Commercialization Costs. (deleted text — timing of payment of specific costs)
          3.8.3 Increase in WARATAH Development Percentage. WARATAH may, within (deleted text — time point) , elect to increase the WARATAH Development Percentage from thirty percent (30%) up to (deleted text — percentage) (in whole number increments).
          3.8.4 WARATAH Share of Sublicense Income prior to Commercialization. Prior to Commercialization of the Product and provided WARATAH has not opted out in accordance with Section 3.8.6, WARATAH shall share in the fraction of Sublicense Income in the Territory equal to the WARATAH Development Percentage multiplied by the applicable Sublicense Income.
          3.8.5 WARATAH Share of Operating Income (Loss). Subsequent to the Commercialization of the Product and provided WARATAH has not opted out in accordance with Section 3.8.6, WARATAH shall share in the fraction of Operating Income (Loss) derived from the Product in the Territory equal to the WARATAH Development Percentage multiplied by the applicable Operating Income (Loss) for the Product in the Territory.
          3.8.6 WARATAH Failure to Pay and Opt-Out.
               (a) Failure to Pay. If WARATAH does not timely pay ELAN the amounts WARATAH owes under Section 3.8.2 or Section 3.8.5 as the case may be, and if ELAN notifies WARATAH of such failure to pay, and the under payment, plus interest, is not paid within six (6) months of when it was originally due or WARATAH has not opted out of its
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funding obligations in accordance with Section 3.8.6(b), ELAN shall be free thereafter to terminate WARATAH’s information rights and participation rights on the JLT and JEC (with the exception that the subcommittee of the JLT established under Section 2.2.4(j) shall continue to function) and WARATAH’s right to receive a percentage of the Operating Income (Loss) under Section 3.8.5 and milestone payments under Article 4 payable subsequent to such termination. From the day ELAN so terminates such WARATAH rights WARATAH shall only be entitled to receive a royalty of (deleted text — percentage)of Opt Out Net Sales and (deleted text — percentage) of Sublicense Income (excluding royalties payable to ELAN by a Sublicensee). If such termination occurs subsequent to an NDA filing, from the date of such termination WARATAH shall be entitled to receive a royalty of (deleted text — percentage) of Opt Out Net Sales and (deleted text — percentage) of Sublicense Income (excluding royalties payable to ELAN by a Sublicensee) and (deleted text — percentage) of milestones payable under Article 4 subsequent to such termination.
               (b) Opt Out. WARATAH may opt out of funding the Development Costs and Commercialization Costs hereunder by giving notice of such opting out to ELAN (“Opt Out Notice”) not earlier than (deleted text — time period) If WARATAH does so opt out, WARATAH will no longer be entitled to receive a percentage of Operating Income (Loss) under Section 3.8.5, or except as provided below, milestone payments payable under Section 4.2 subsequent to the date of the Opt Out Notice and instead ELAN shall pay WARATAH the following amounts:
     (i) Running royalties on worldwide aggregate Net Sales calculated on an annual basis according to the following royalty rates:
               (1) For Opt Out Net Sales less than (deleted text — royalty rate for specific sales levels);
               (2) For Opt Out Net Sales equal to or greater than (deleted text — royalty rate for specific sales levels); and
               (3) For Opt Out Net Sales equal to or greater than (deleted text — royalty rate for specific sales levels).
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     (ii) (deleted text — royalty rate) of all Sublicense Income (excluding royalties payable to ELAN by a Sublicensee) received by ELAN and its Affiliates within thirty (30) days of receipt of such Sublicense Income.
     (iii) (deleted text — royalty rate) of milestones payments payable under Article 4 after the date WARATAH opts out.
(deleted text — modification of Waratah governance rights)
          3.8.7 Third Party License Royalty Adjustment. With the exception of Third Party License Fees paid by ELAN pursuant to a Third Party Formulation License subject to Section 3.8.8, if WARATAH has opted out in accordance with 3.8.6 (b) and ELAN pays any Third Party License Fees, then the amounts to be paid to WARATAH in accordance with Subsections 3.8.6 (b) (i)(2) or (3) shall be reduced by (deleted text — modification of royalty rates)
          3.8.8 Third Party Formulation License Royalty Adjustment. If WARATAH has opted out in accordance with 3.8.6 (b) and ELAN pays Third Party License Fees in respect to a Third Party Formulation License approved by the JEC in accordance with Section 2.1.4(j), the amounts to be paid to WARATAH in accordance with Subsections 3.8.6 (b)(i) (1) (2) or (3) shall be reduced by (deleted text — modification of royalty rates)
          3.8.9 Co-Promotion or Sublicense Royalty Adjustment. If WARATAH has opted out in accordance with 3.8.6(b) and the Opt Out Net Sales by Sublicensees and Co-promoters in a Calendar Year are greater than (deleted text — percentage) of the total Opt Out Net Sales for such period, ELAN, solely for purposes of calculating royalty payments in such period under Section 3.8.6(b)(i)(3), may reduce the Opt Out Net Sales in excess of (deleted text — royalty adjustment)
          3.8.10 Changes in Estimated Development or Commercialization Costs. If ELAN amends or adjusts its estimate, or exceeds the budget, for Development Costs and Commercialization Costs with respect to the Product, WARATAH shall (deleted text — Waratah payment obligations)
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          3.8.11 WARATAH Development Percentage Increase Fee. If WARATAH elects to increase the WARATAH Development Percentage it will, upon such election, (deleted text — Waratah payment obligations)
          3.8.12 Estimated Development Costs. In June of each Calendar Year ELAN and WARATAH shall provide each other with their respective non-binding, good faith estimates of all Development Costs and Commercialization Costs that each expects to incur with respect to the Product in the second half of the Calendar Year.
          3.8.13 Reconciliation and Auditing of Development Costs and Commercialization Costs and Operating Income (Loss).
          (a) Reconciliation of Development Costs and Commercialization Costs. Within thirty (30) days following the end of each Quarter each of WARATAH and ELAN shall submit to the other Party a written report setting forth in reasonable detail, and subsequently, if requested, reasonable supporting documentation, all Development Costs and Commercialization Costs incurred by each such Party over such Quarter. By the later of forty-five (45) days after the end of a Quarter or within fifteen (15) days following the receipt by ELAN of WARATAH’s written report, ELAN shall prepare and submit to WARATAH a written report setting forth in reasonable detail (a) the calculation of all such Development Costs and Commercialization Costs incurred and charged and how the costs are allocated by both Parties over such Quarter and (b) the calculation of the net amount owed by WARATAH to ELAN or by ELAN to WARATAH in order to ensure the appropriate sharing of such Development Costs and Commercialization Costs in accordance with the terms of this Agreement. The net amount payable shall be paid by WARATAH or ELAN to the other, as applicable, within thirty (30) days after the receipt of such written report by WARATAH or ELAN, as the case may be.
          (b) Reports following Regulatory Approval. Following receipt of Commercialization Regulatory Approval for the Product ELAN shall be responsible for issuing a written report (each, a “Quarterly Report”) to WARATAH by the later of within forty-five (45) days after the end of the last month of each Quarter or fifteen (15) days following receipt by ELAN of WARATAH’s written report described in paragraph (a) above, which Quarterly Report shall include the following calculations for such preceding Quarter: (i) the quantity of Product sold by ELAN or its Affiliates, Sublicensees or Co-promoters; (ii) the calculation of Net Sales or
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Opt Out Net Sales with respect to the Product; (iii) the amount of Sublicense Income and Operating Income (Loss) or royalties due to WARATAH; and (iv) the amount of Operating Income (Loss) that each Party is entitled or obligated to, or amount of royalties if WARATAH has opted out in accordance with Section 3.8.6(b) based on the terms of this Agreement.
          (c) Records; Audit Rights. Each Party shall keep and maintain for three (3) years records of Development Costs and Commercialization Costs incurred with respect to the Product, and, in ELAN’s case, Operating Income (Loss), Sublicense Income, and Net Sales or Opt Out Net Sales of the Product in sufficient detail to enable tracking of such Development Costs, Commercialization Costs, Operating Income (Loss), Net Sales or Opt Out Net Sales and Sublicense Income and to allow confirmation of same by the other Party. Each Party shall have the right for a period of three (3) Calendar Years after such Development Costs and Commercialization Costs, Sublicense Income, Net Sales, Opt Out Net Sales or Operating Income (Loss) are incurred to appoint at its expense an independent certified public accountant reasonably acceptable to the other Party to audit the relevant records of the other Party and its Affiliates to verify that the amounts of such Development Costs and Commercialization Costs, Operating Income (Loss), Sublicense Income, Opt Out Net Sales or Net Sales were correctly determined. The audited Party and its Affiliates shall each make its records available for audit by such independent certified public accountant during regular business hours at such place or places where such records are customarily kept, upon thirty (30) days written notice from the auditing Party, solely to verify that such Development Costs and Commercialization Costs, Operating Income (Loss), Sublicense Income, Net Sales, or Opt Out Net Sales were correctly determined. Such audit right shall not be exercised by the auditing Party more than once in any Calendar Year and no period may be audited more than once. All records made available for audit shall be deemed to be Confidential Information of the audited Party. The results of each audit, if any, shall be reported in writing to both Parties promptly (but in no event later than thirty (30) days) after the audit and shall be binding on both Parties. In the event there was an error in the amount of Development Costs, Commercialization Costs, or Operating Income (Loss) reported by the audited Party hereunder, (a) if the amount of such costs or payments was over reported, the audited Party shall promptly (but in any event no later than thirty (30) days after the audited Party’s receipt of the report so concluding) make payment to the auditing Party of the amount required to achieve the appropriate sharing of such costs and (b) if the amount of
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such costs, or income or loss was under reported, the auditing Party shall promptly (but in any event no later than thirty (30) days after the auditing Party’s receipt of the report so concluding) make payment to the audited Party of the amount required to achieve the appropriate sharing of such costs or income or loss. The auditing Party shall bear the full cost of such audit unless such audit discloses an under-payment by the audited Party of more than seven and one half percent (7.5%) of the relevant amount of Development Costs and Commercialization Costs, Operating Income (Loss), or royalties in any Calendar Year, in which case the audited Party shall reimburse the auditing Party for all costs incurred by the auditing Party in connection with such audit. If the discrepancy is an under-payment of royalties to WARATAH, the amount of such underpayment shall be paid to WARATAH within ten (10) business days of receiving a copy of the audit report. If the discrepancy is an over-payment of royalties to WARATAH, the amount of such over-payment of royalties shall be paid to ELAN within ten (10) business days of receiving a copy of the audit report.
     3.9 Product Recalls
     In the event that any Regulatory Authority issues or requests a recall or takes similar action in connection with the Product, or in the event a Party reasonably believes that an event, incident or circumstance has occurred that may result in the need for a recall, market withdrawal or other corrective action regarding the Product, such Party shall promptly advise the other Party thereof by telephone or facsimile. Following such notification, ELAN shall decide and have control of (a) whether to conduct a recall or market withdrawal (except in the event of a recall or market withdrawal mandated by a Regulatory Authority, in which case it shall be required in the applicable country or countries) or to take other corrective action in any country and (b) the manner in which any such recall, market withdrawal or corrective action shall be conducted; provided that ELAN shall keep WARATAH regularly informed regarding any such recall, market withdrawal or corrective action. If WARATAH has not opted out of funding in accordance with Section 3.8.6(b), WARATAH shall bear that share of the recall, market withdrawal or corrective action expenses that is equal to the applicable WARATAH Development Percentage. Further, if any amounts have been paid to WARATAH (including royalty payments, if applicable) as the result of sales of affected Products which have subsequently become subject to a refund then, to the extent such refunds are actually paid by
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ELAN and in the case of royalty payments, have not been deducted from the gross amount billed or invoiced under Section 1.54, ELAN shall have the right to offset the amounts previously paid to WARATAH that are applicable to such refunded Products against future payments to be made by ELAN. If there are no future payments expected to be made by ELAN, then WARATAH shall pay ELAN such amounts as were paid to WARATAH with respect to the recalled Product.
4. LICENSE AND MILESTONE PAYMENTS
     4.1 License Fees
     ELAN shall pay WARATAH a license fee in the amount of seven million five hundred thousand dollars (US $7,500,000) by wire transfer within thirty (30) days of the Effective Date, according to instructions that WARATAH shall provide. Unless this Agreement has been earlier terminated, ELAN will pay WARATAH a second license fee of seven million five hundred thousand dollars (US $7,500,000) by wire transfer within thirty (30) days after Initiation of a Phase II Clinical Trial for the Product, or within thirty (30) days of the first anniversary of the Effective Date, whichever occurs first.
     4.2 Milestone Payments
     ELAN shall make each of the following payments to WARATAH within thirty (30) days after the occurrence of the following milestone events.

Milestone Event	Payments

1. Initiation of the first Phase II Clinical Trial for the Product	$5,000,000

(deleted text — milestone event)	(deleted text — payment amount)

(deleted text — milestone event)	(deleted text — payment amount)

(deleted text — milestone event)	(deleted text — payment amount)

(deleted text — milestone event)	(deleted text — payment amount)

(deleted text — milestone event)	(deleted text — payment amount)
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Milestone Event	Payments

(deleted text — milestone event)	(deleted text — payment amount)

(deleted text — milestone event)	(deleted text — payment amount)

(deleted text — milestone event)	(deleted text — payment amount)

(deleted text — the aggregate of the milestones redacted above amounts to US$180 million)
     4.3 Overdue Payments
     All payments not made within the time period specified in this Agreement shall bear interest at a rate of one percent (1%) per month from the due date until paid in full or, if less, the maximum interest rate permitted by Applicable Laws.
     4.4 Payments
     All amounts set out in this Agreement are denoted in US Dollars and all payments made by a Party hereunder shall be made by wire transfer in US Dollars in accordance with instructions given in writing from time to time by the other Party.
     4.5 Taxes
     Any income taxes or other taxes which ELAN is required by law to pay or withhold on behalf of WARATAH with respect to milestones, license fees, royalties and any other monies or other transfer for value payable or provided to WARATAH under this Agreement shall be deducted from such milestones, license fees, royalties and any other monies due to WARATAH under this Agreement. Any such tax required to be paid or withheld shall be an expense of and borne solely by WARATAH. ELAN shall provide WARATAH with documentation of such withholding. The Parties agree to co-operate in all respects necessary to take advantage of any double taxation agreements or similar agreements as may, from time to time, be available in order to enable ELAN to make payments to WARATAH without deduction or withholding. Payments made by either Party for goods and services provided by the other Party under this Agreement are exclusive of Value Added Tax, sales tax or any other similar or substitute tax
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which will be additionally payable by the Party receiving the goods or services in the event that Value Added Tax, sales tax or any other similar or substitute tax applies to any of these payments; provided, that the Party providing the goods or services will issue to the other Party an appropriate invoice to support any such charge.
5. TREATMENT OF CONFIDENTIAL INFORMATION; PUBLICITY; NON-SOLICITATION
     5.1 Confidentiality
          5.1.1 Confidentiality Obligations. WARATAH and ELAN each recognizes that a Disclosing Party’s Confidential Information and Proprietary Materials constitute highly valuable assets of such Disclosing Party. A Receiving Party agrees that, subject to Section 5.1.2, it will not disclose, and will cause its Affiliates, Sublicensees and Co-promoters not to disclose, any Confidential Information or Proprietary Materials of the Disclosing Party and it will not use, and will cause its Affiliates, Sublicensees and Co-Promoters not to use, any Confidential Information or Proprietary Materials of a Disclosing Party except as expressly permitted hereunder; provided that such obligations shall apply during the Term and for an additional five (5) years thereafter.
          5.1.2 Limited Disclosure. WARATAH and ELAN each agrees that disclosure of its Confidential Information or any transfer of Proprietary Materials may be made by a Receiving Party to any employee, consultant or Affiliate of such Receiving Party to enable such Receiving Party to exercise its rights or to carry out its responsibilities under this Agreement; provided that any such disclosure or transfer shall only be made to Persons who are bound by written obligations as described in Section 5.1.3. In addition, WARATAH and ELAN each agrees that the Receiving Party may disclose its Confidential Information (a) on a need-to-know basis to the Receiving Party’s legal and financial advisors, (b) as reasonably necessary in connection with an actual or potential (i) permitted sublicense of such Receiving Party’s rights hereunder, (ii) debt or equity financing of such Receiving Party or (iii) Change of Control involving such Receiving Party, (c) to any Third Party that is or may be engaged by such Receiving Party to perform services in connection with the Development Program, and (d) for any other purpose with the Disclosing Party’s written consent, not to be unreasonably withheld, conditioned or delayed; provided, that, (A) in the case of subsections (b)(i) and (iii) and (c)
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above, the Receiving Party and the applicable Third Party first enter into a Confidentiality Agreement with terms no less stringent than those contained in the Confidentiality Agreement between the Parties, and (B) in the case of subsections (a) and (b)(ii) above, the Receiving Party uses good faith efforts to enter into a Confidentiality Agreement with the applicable Third Party with terms no less stringent than those contained in the Confidentiality Agreement between the Parties. Further each Party agrees that the Receiving Party may disclose the Disclosing Party’s Confidential Information or Proprietary Materials (A) as reasonably necessary to file, prosecute or maintain Patent Rights, or to file, prosecute or defend litigation related to Patent Rights in accordance with this Agreement; (B) as necessary to Develop and Commercialize the Product under this Agreement; and (C) as required by Applicable Laws; provided, that, in the case of any disclosure under this clause (C), the Receiving Party shall (1) if practicable, provide the Disclosing Party with reasonable advance notice of and an opportunity to comment on any such required disclosure and (2) if requested by the Disclosing Party, cooperate in all reasonable respects with the Disclosing Party’s efforts to obtain confidential treatment or a protective order with respect to any such disclosure, at the Disclosing Party’s expense.
          5.1.3 Employees and Consultants. WARATAH and ELAN each hereby represents that all of its employees and consultants, and all of the employees and consultants of its Affiliates, who participate in the activities of the Collaboration or have access to Confidential Information or Proprietary Materials of the other Party are or will, prior to their participation or access, be bound by obligations to maintain such Confidential Information or Proprietary Materials in confidence and not to use such information except as expressly permitted hereunder. Each Party agrees to use, and to cause its Affiliates to use, reasonable efforts to enforce such obligations.
     5.2 Publicity
     The Parties acknowledge that the terms of this Agreement constitute Confidential Information of each Party and may not be disclosed except as permitted by Section 5.1.2. However, notwithstanding anything to the contrary in Section 5.1, WARATAH, upon the execution of this Agreement, may issue a press release with respect to this Agreement, in the form attached as Schedule 2, and either Party may make subsequent public disclosure of the contents of such press release without further approval of the other Party. After issuance of such
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press release, except as required by Applicable Laws, neither Party shall issue a press or news release or make any similar public announcement (it being understood that publication in scientific journals, presentation at scientific conferences and meetings and the like are intended to be covered by Section 5.3 and not subject to this Section 5.2) related to the Development Program without the prior written consent of an authorized representative of the other Party.
     5.3 Publications and Presentations
     Each Party agrees that, except as required by Applicable Laws, it shall not publish or present, or permit to be published or presented, the results of or information pertaining to the Annual Budget or the Development Plan, without the prior review by and approval of an authorized representative of the other Party. Further, WARATAH shall not publish or present, or allow to be published or presented any information pertaining to (a) Development of the Product or (b) any Commercialization activities, without the prior review by and approval of an authorized representative of ELAN. ELAN shall be free to publish and present results of Development, including details regarding the Product, in accordance with the remainder of this Section 5.3.
     The Parties acknowledge that scientific publications and public presentations must be strictly monitored to prevent any adverse effect from premature publication or dissemination of results of the activities hereunder, including adverse effects on patentability. Accordingly, each Party shall provide to the other Party the opportunity to review each of the submitting Party’s proposed abstracts, manuscripts or public presentations (including, without limitation, information to be presented verbally to the public) (collectively “Publications”) that relate to the Product or to the Development Program at least thirty (30) days prior to its intended public presentation or submission for publication, and such submitting Party agrees, upon written request from the other Party given within such thirty (30) day period, not to submit or present such Publication until the other Party is given up to sixty (60) days from the date of such written request to seek appropriate patent protection for any material in such intended publication or public presentation that it reasonably believes may be patentable. If ELAN makes a reasonable showing why such Publication may adversely affect patent prosecution or patent procurement strategies which can not be cured by filing a patent application to cover the disclosure, WARATAH agrees to remove the interfering portion from its Publication, or if redaction is not possible, not to publish or present the Publication. Further, WARATAH agrees to provide AZD-
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103 and Derivatives and WARATAH Technology to academic researchers or collaborators under material transfer agreements or confidentiality agreements that provide WARATAH with the right to review potential Publications concerning AZD-103 and Derivatives and to exercise the protections provided for in this Section 5.3 or such other protections agreed to by the Parties. Once such abstracts, manuscripts or presentations have been reviewed and approved by each Party, the same abstracts, manuscripts or presentations, respectively, do not have to be provided again to the other Party for review for a later submission for publication. Each Party also shall have the right to require that any of its Confidential Information that is disclosed in any such proposed publication or public presentation be deleted prior to such publication or presentation. In any permitted publication or public presentation by a Party, the other Party’s contribution shall be duly recognized, and co-authorship shall be determined in accordance with customary scientific standards.
6. LICENSE GRANTS
     6.1 WARATAH License Grants
     Subject to the terms and conditions of this Agreement, WARATAH hereby grants to ELAN and its Affiliates an exclusive (except to the extent necessary for WARATAH to conduct WARATAH Development Activities), license in the Territory in the Field during the Term, under the Licensed Technology and Licensed Patent Rights, including WARATAH’s interest in the Joint Technology and Joint Patent Rights, to make and use the Product for the sole purpose of researching, Developing and Commercializing the Product (including, but not limited to, the right to make, use, sell, have sold, offer to sell, distribute for sale, import, have imported, make or have made the Product) in the Territory in the Field. Subject to the terms and conditions of this Agreement, WARATAH hereby grants to ELAN and its Affiliates a non-exclusive, royalty- free license in the Territory during the Term under the WARATAH Technology and WARATAH Patent Rights not encompassed by the Licensed Technology and Licensed Patent Rights for the purpose of researching, Developing and Commercializing the Product (including, but not limited to, the right to make, use, sell, have sold, offer to sell, distribute for sale, import, have imported, make or have made the Product) in the Territory in the Field. The foregoing licenses include the right to grant sublicenses and co-promotion rights to Third Parties provided that the terms of any Sublicense Agreements and co-promotion agreements shall, in general, be
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subject in applicable respects to the provisions contained in this Agreement, provided, (deleted text — audit rights of third parties). Such agreements shall include a requirement that the Sublicensee or Co-Promoter use commercially reasonable efforts to fulfill such Sublicensee’s or Co-promoter’s obligations under such Sublicense Agreement or co-promotion agreement. (deleted text —disclosure of third party agreements)
     6.2 ELAN License Grants
     Subject to the terms and conditions of this Agreement, ELAN hereby grants to WARATAH and its Affiliates a non-exclusive, royalty-free license in the Territory during the Term, without the right to grant sublicenses, under ELAN Technology and ELAN Patent Rights for the sole purpose of conducting WARATAH Development Activities.
     6.3 Academic Agreements
     ELAN acknowledges that WARATAH has certain agreements, material transfer agreements and research agreements with academic institutions/investigators involving AZD-103 Derivatives and Products (“Academic Agreements”) that are all identified in Schedule 3. ELAN acknowledges that WARATAH is required to fulfill its obligations under such Academic Agreements. Such obligations relate to intellectual property developed under the Academic Agreements, including the right to use the Licensed Patent Rights for research, administration and academic purposes; publication rights; and, providing investigators with research quantities of AZD-103 and information for research purposes. WARATAH shall not enter into any amendments or supplements to the Academic Agreements or any new agreements related to the Product without ELAN’s consent, which shall not be unreasonably withheld.
7. INTELLECTUAL PROPERTY RIGHTS
     7.1 WARATAH Intellectual Property Rights
     WARATAH shall Control WARATAH Technology and WARATAH Patent Rights, except to the extent of the license granted to ELAN under Section 6.1.
     7.2 ELAN Intellectual Property Rights
     ELAN shall have sole and exclusive ownership of all right, title and interest on a worldwide basis in and to any and all ELAN Technology and ELAN Patent Rights, except to the extent of the license granted to WARATAH under Section 6.2.
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     7.3 Joint Technology Rights
     ELAN and WARATAH shall jointly own all Joint Technology and Joint Patent Rights, but shall only be permitted to use such rights to further the Collaboration.
     7.4 Patent Coordinators
     WARATAH and ELAN shall each appoint a patent coordinator reasonably acceptable to the other Party (each, a “Patent Coordinator”) to serve as such Party’s primary liaison with the other Party on matters relating to patent filing, prosecution, maintenance and enforcement. Each Party may replace its Patent Coordinator at any time by notice in writing to the other Party. The initial Patent Coordinators shall be:
     For WARATAH: (deleted text — name)
     For ELAN: (deleted text — name)
     7.5 Inventorship
     In case of a dispute between WARATAH and ELAN over inventorship and, as a result, whether any particular Technology is WARATAH Technology, ELAN Technology or Joint Technology, such dispute shall be resolved by patent counsel who (and whose firm) is not at the time of the dispute, and was not at any time during the five (5) years prior to such dispute, performing services for either of the Parties, such patent counsel to be selected by mutual written agreement of the Patent Coordinators. The fees for, and expenses of, such patent counsel shall be shared equally by the Parties.
     7.6 Cooperation
     Each Party shall cooperate with the other Party to effect the intent of this Article 7, including without limitation by executing documents and making its employees and independent contractors available to execute documents as necessary to achieve the foregoing allocation of ownership rights.
8. INTELLECTUAL PROPERTY
     8.1 Patent Filing, Prosecution and Maintenance
          8.1.1 ELAN’s Prosecution Rights. ELAN, acting through the subcommittee under Section 2.2.4(j), and outside patent counsel or agents reasonably acceptable to WARATAH, shall be responsible for the planning, preparation, filing, prosecution and
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maintenance of Licensed Patent Rights and Joint Patent Rights. At ELAN’s request, WARATAH shall cooperate with ELAN in all reasonable respects in connection with such preparation, filing, prosecution and maintenance of such Licensed Patent Rights, including but not limited to: providing inventor or expert affidavits and technical data and interpretation in support of prosecution; obtaining assignments to reflect chain of title consistent with the terms of this Agreement; listing eligible patents in the FDA’s Orange Book pursuant to the provisions of 21 USC 355(b)(1) and (c)(2); gaining United States patent term extensions, supplementary protection certificates and any other extensions that are now or become available in the future wherever applicable to Licensed Patent Rights.
          8.1.2 Information and Cooperation. ELAN shall (a) regularly and promptly provide WARATAH with copies of all prospective patent applications and patent applications filed hereunder for Joint Patent Rights and Licensed Patent Rights and other material submissions and correspondence with the patent offices, in sufficient time to allow for review and comment by WARATAH; and (b) provide WARATAH and its patent counsel with an opportunity to consult with ELAN and its patent counsel regarding the filing and contents of any such application, amendment, submission or response, and the advice and suggestions of WARATAH and its patent counsel shall be taken into consideration in good faith by ELAN and its patent counsel in connection with such filing.
          8.1.3 Abandonment. If ELAN decides to abandon or to allow to lapse any of the Licensed Patent Rights or Joint Patent Rights, it shall notify WARATAH of such decision promptly so as to provide WARATAH a reasonable amount of time to meet any applicable deadline to establish or preserve such License Patent Rights or Joint Patent Rights in such country or region. WARATAH shall have the right to assume responsibility for continuing the prosecution of such Licensed Patent Rights and Joint Patent Rights in such country or region and paying any required fees to maintain such Licensed Patent Rights or Joint Patent Rights in such country or region or defending such Licensed Patent Rights or Joint Patent Rights, through patent counsel or agents of its choice, which shall be at WARATAH’s sole expense. WARATAH shall become an assignee of any such Joint Patent Rights as a result of its assumption of any such responsibility. As of the date of ELAN’s notice, such Licensed Patent Rights and Joint Patent Rights shall not be included in the Licensed Patent Rights licensed to
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ELAN under Section 6.1. Upon transfer of such responsibility under this Section 8.1.3, ELAN shall promptly deliver to WARATAH copies of all necessary files related to the Licensed Patent Rights or Joint Patent Rights with respect to which responsibility has been transferred and shall take all actions and execute all documents reasonably necessary for WARATAH to assume such responsibility and to assign such Joint Patent Rights to WARATAH.
     8.2 Legal Actions
     8.2.1 Third Party Infringement.
          (a) Notice. In the event either Party becomes aware of (i) any possible infringement of any Licensed Patent Rights, ELAN Patent Rights, or Joint Patent Rights through the Development or Commercialization of the Product, or (ii) receives notice by an ANDA applicant of a certification under 21 USC 355(b)(2)(a) or 355(j)(2)(A)(vii) (“an ANDA patent certification”) with respect to any Licensed Patent Right (each, an “Infringement”), that Party shall promptly notify the other Party and provide it with all details of such Infringement of which it is aware (each, an “Infringement Notice”).
          (b) ELAN Right to Enforce.
               (i) Enforcement of ELAN Background Technology Patent Rights. In the event that any Infringement relates to any Patent Rights covering ELAN Technology, ELAN shall have the sole right but not the obligation to enforce such claim.
               (ii) Enforcement of Other Patent Rights. In the event that any Infringement relates to any Patent Rights that ELAN is responsible for prosecuting pursuant to Sections 8.1.1 (other than a claim related to ELAN Technology), ELAN shall have the first right (but not the obligation) to enforce such claim, which may include the institution of legal proceedings or other action; provided that, notwithstanding the foregoing, ELAN shall not admit the invalidity or unenforceability of any Licensed or Joint Patent Rights or settle any action without WARATAH’s prior written consent.
     ELAN shall keep WARATAH reasonably informed on a quarterly basis, in person or by telephone, prior to and during any such enforcement. WARATAH shall assist ELAN, upon request in taking any action to enforce any such Patent Rights and shall join in any such action if deemed to be a necessary party. Except as provided in this Agreement, ELAN shall incur no
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liability to WARATAH as a consequence of such litigation or any unfavorable decision resulting therefrom, including any decision holding any such claim invalid, not infringed or unenforceable, provided that in the event that as a result of any action taken by ELAN under this Section 8.2.1 any claim or counter claim is made against WARATAH, then ELAN shall defend and indemnify WARATAH against any such claim or counterclaim according to the indemnification procedures set forth in Section 12.3. All costs, including without limitation attorneys’ fees, relating to such legal proceedings or other action shall be borne by ELAN. If ELAN does not take commercially reasonable steps to abate the Infringement of such Patent Rights within one hundred eighty (180) days from any Infringement Notice (or twenty (20) days in the case of an Infringement resulting from an ANDA patent certification), then WARATAH shall have the right and option to do so at its expense.
          (c) Cooperation by the Parties. In any action, suit or proceeding instituted under this Section 8.2.1, the Parties shall cooperate with and assist each other in all reasonable respects. Upon the reasonable request of the Party instituting such action, suit or proceeding, the other Party shall join such action, suit or proceeding and shall be represented using counsel of its own choice, at the requesting Party’s expense. If ELAN lacks standing to initiate legal proceedings under Section 8.2.1 and WARATAH has standing to initiate such legal proceedings, then WARATAH shall initiate such legal proceedings at the request and expense of ELAN.
          (d) Allocation of Recoveries. Any amounts recovered by ELAN pursuant to actions under Section 8.2.1, whether by settlement or judgment, shall be allocated in the following order: (i) first, to reimburse ELAN and WARATAH for their reasonable out-of-pocket expenses in making such recovery (which amounts shall be allocated pro rata if insufficient to cover the totality of such expenses); and (ii) second to the extent that the recovery exceeds the total of item (i), the excess shall be subject to sharing in proportion to the WARATAH Development Percentage if WARATAH has not opted out in accordance with Section 3.8.6(b), or if WARATAH has opted out in accordance with Section 3.8.6(b), the excess shall be deemed “Opt Out Net Sales” for which ELAN shall pay WARATAH a royalty under Section 3.8.6(b), provided that in the event that the recovery shall be in the form of reasonable
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royalties, then ELAN shall pay to WARATAH (deleted text — percentage)of the amount of such royalties received by ELAN (after expenses as set forth above).
     8.2.2 Defense of Claims.
               (a) Notice. In the event that a Third Party alleges that the conduct of the Development or Commercialization of the Product infringes a Third Party’s patent, the Party becoming aware of such allegation shall promptly notify the other Party hereof, in writing, reasonably detailing the claim.
               (b) Third Party Suit.
In the event that any action, suit or proceeding is brought against either Party or any Affiliate or Sublicensee of either Party alleging the infringement of the Patent Rights of a Third Party by reason of activities conducted pursuant to this Agreement, (A) ELAN shall have the right and obligation to defend such action, suit or proceeding at its sole expense; (B) WARATAH or any of its Affiliates or Sublicensees shall have the right to separate counsel at its own expense in any such action, suit or proceeding and, if such action, suit or proceeding has been brought against WARATAH or any of its Affiliates or Sublicensees, WARATAH may elect to defend itself at its sole expense; and (C) the Parties shall cooperate with each other in all reasonable respects in any such action, suit or proceeding. Settlement costs, royalties paid in settlement of any such suit, and the payment of any damages to the Third Party shall be subject to sharing in proportion to the WARATAH Development Percentage, if WARATAH has not exercised its right to opt out under Section 3.8.6 (b) or the applicable royalty rate in Section 3.8.6(b) if (i) WARATAH has exercised its right to opt out under Section 3.8.6 (b) and (ii) the infringement arises out of WARATAH Technology or actions.
               (c) Cooperation in Defense. The Parties shall cooperate with each other in all reasonable respects in any action, suit or proceeding under this Section 8.2.2. Each Party shall provide the other Party with prompt written notice of the commencement of any such suit, action or proceeding, or of any evidence or allegation of infringement of which such Party becomes aware, and shall promptly furnish the other Party with a copy of each communication relating to the alleged infringement that is received by such Party. The Party that is a party to the action, suit or proceeding shall not admit the invalidity of any patent within the Licensed Patent
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Rights, Joint Patent Rights or ELAN Patent Rights, nor settle such action, suit or proceeding in a manner that adversely affects the other Party’s rights under this Agreement, without the written consent of the other Party, which consent shall not be unreasonably withheld, delayed or conditioned.
     8.3 Trademark and Copyright Ownership
     ELAN shall own and be responsible for the filing, prosecution, maintenance, defense and enforcement of all Product Trademarks and copyrights created during the Development and Commercialization at ELAN’s expense; provided that any such expenses incurred with respect to Product Trademarks and copyrights for the Product shall be treated as Commercialization Costs subject to the cost-sharing mechanism set forth in Section 3.8.5.
     8.4 Third Party Licenses
     If either Party believes that there exists an issued Third Party patent in the absence of a license to which the conduct of the Development or Commercialization of the Product may infringe a valid claim under such Third Party patent, it shall notify the JEC and the other Party. Subject to Sections 2.1.4 and 2.1.5, the JEC shall discuss in good faith whether, and on what terms, such Third Party Patent should be licensed for the purposes of this Agreement.
9. TERM AND TERMINATION
     9.1 Term
     This Agreement shall commence on the Effective Date and shall continue in full force and effect until such time as ELAN is no longer Developing or Commercializing the Product (the “Term”).
     9.2 Termination
     This Agreement may be terminated at any time by either Party as follows:
          9.2.1 Unilateral Right to Terminate. So long as ELAN is not in material breach of this Agreement, ELAN may terminate this Agreement at any time upon not less than ninety (90) days’ written notice to WARATAH.
          9.2.2 Termination for Breach. Except as set forth herein (in particular excluding Section 3.8.6), either Party may terminate this Agreement, effective immediately upon written notice to the other Party, for a material breach by the other Party of this Agreement that
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remains uncured ninety (90) days (thirty (30) days in the event that the breach is a failure of a Party to make any payment required hereunder) after the non-breaching Party first gives written notice to the other Party of such breach and its intent to terminate this Agreement if such breach is not cured.
          9.2.3 Termination for Insolvency. In the event that either Party files for protection under bankruptcy laws, makes a general assignment for the benefit of creditors, appoints or suffers appointment of a receiver or trustee over its business, files a petition under any bankruptcy or insolvency act or has any such petition filed against it which is not dismissed or stayed within sixty (60) days of the filing thereof, then the other Party may terminate this Agreement effective immediately upon written notice to such Party. In connection therewith, all rights and licenses granted under this Agreement are, and shall be deemed to be, for purposes of Section 365(n) of the United States Bankruptcy Code, licenses of rights to “intellectual property” as defined under Section 101 (35A) of the United States Bankruptcy Code. Upon the bankruptcy of any Party the non-bankrupt Party shall further be entitled to a complete duplicate of (or complete access to, if duplication is impossible) any such intellectual property and all embodiments thereof, which shall promptly be delivered to the non-bankrupt Party upon written request. The Parties shall retain and may fully exercise all of their respective rights, remedies and elections afforded by and under the Bankruptcy Code.
     9.3 Consequences of Termination of Agreement
     In the event of the termination of this Agreement pursuant to Section 9.2, the following provisions shall apply, as applicable; provided that, after termination of this Agreement, all disputed matters shall immediately be referred to the Chief Executive Officer of WARATAH and the Chief Executive Officer of ELAN, or their designees, who shall promptly initiate discussions in good faith to resolve such disputed matters. If any disputed matter is not resolved by these individuals within thirty (30) days after the date of such referral, then either Party may seek any remedy, at law or in equity, that may be available. Notwithstanding the foregoing, if any dispute arises relating to the withholding of ELAN’s consent to sublicense under 9.3.1(f), such dispute shall be resolved in accordance with the dispute resolution procedures under Sections 12.1 and 12.2.
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          9.3.1 Termination Pursuant to Section 9.2.1. If this Agreement is terminated by ELAN pursuant to Section 9.2.1:
          (a) WARATAH Licenses. All licenses granted to ELAN under Article 6 shall be terminated upon the effective date of termination; provided, that, if ELAN is then Commercializing the Product, ELAN shall have the right to dispose of all partially or previously made Product within a period of one hundred eighty (180) days following the effective date of the notice of termination, subject to the terms of this Agreement, including making any required payments and the rendering of reports related thereto. Subject to these disposal rights, upon the effective date of termination, ELAN, alone or in collaboration with or through any Third Party, shall not Develop, make, import, export, distribute, offer for sale, sell or otherwise Commercialize Product in the Territory in the Field.
          (b) Joint Patent Rights License. Effective on the date of termination, ELAN hereby grants and transfers to WARATAH and its Affiliates an exclusive license in the Territory in the Field to ELAN’s interest in the Joint Technology and Joint Patent Rights for the sole purpose of researching, Developing and Commercializing Product (including, but not limited to, the right to make, use, sell, have sold, offer to sell, distribute for sale, import, have imported, make or have made Product) in the Territory in the Field. The foregoing license includes the right to grant sublicenses and co-promotion rights, subject to the same restriction imposed on ELAN in granting sublicenses and co-promotion rights.
          (c) ELAN Licenses. The licenses granted by ELAN to WARATAH pursuant to Section 6.2 shall survive and extend to an exclusive right and license solely for Development and Commercialization of the Product, including the right to sublicense; provided, however, that in consideration for such license WARATAH shall pay to ELAN (deleted text — percentage) of any Net Sales (substituting WARATAH for ELAN in such definition) plus (deleted text — percentage) of any Sublicense Income (substituting WARATAH for ELAN in such definition) provided WARATAH shall not pay to ELAN greater (nor less) than (deleted text — percentage)of Net Sales plus (deleted text — percentage)of Sublicense Income for any rights, interests and licenses transferred or granted to WARATAH in accordance with this Section 9.3.1, with the exception of amounts charged for any Product supplied to WARATAH by ELAN in accordance with Section 9.3.1(f);
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               (d) Confidential Information. Each Party shall promptly return all Confidential Information and Proprietary Materials of the other Party that are not subject to a continuing license hereunder; provided that each Party may retain one copy of the Confidential Information of the other Party in its archives solely for the purpose of establishing the contents thereof and ensuring compliance with its obligations hereunder;
               (e) Regulatory Filings. Upon written notice from WARATAH, ELAN shall, as soon as reasonably practicable after WARATAH’s request: (i) use Commercially Reasonable Efforts to grant to WARATAH an exclusive, worldwide, non-royalty-bearing license under all Product Trademarks, if any; (ii) transfer to WARATAH all of its right, title and interest in all Regulatory Filings, Drug Approval Applications and Regulatory Approvals Controlled by ELAN that are applicable to the Product; except that ELAN shall retain ownership of any DMF and grant WARATAH an exclusive right of reference to such DMF to the extent necessary for WARATAH to make Regulatory Filings and to maintain Regulatory Approvals for the Product; (iii) notify the applicable Regulatory Authorities and take any other action reasonably necessary to effect such transfer, and in respect to the DMF, take any action reasonably necessary to (A) meet the requirements of Regulatory Authorities and, in particular, ELAN shall appropriately maintain the DMF, (B) notify WARATAH of any significant changes or additions to the DMF, (C) keep WARATAH reasonably informed of correspondence between ELAN and Regulatory Authorities relating to the DMF in a manner which permits ELAN to maintain appropriate confidentiality safeguards; and (D) authorize WARATAH to reference the DMF; (iv) provide WARATAH (at WARATAH’s expense) with copies of all correspondence between ELAN and such Regulatory Authorities relating to such Regulatory Filings, Drug Approval Applications and Regulatory Approvals, to the extent Controlled by ELAN provided ELAN shall not be obligated to provide WARATAH with the DMF and WARATAH shall undertake to protect the confidentiality of ELAN’s formulation, engineering and manufacturing processes for the Product in its Commercialization activities and shall not disclose any information from the CMC Section to any Third Party without the prior written consent of ELAN with the exception of transfers or disclosures to Regulatory Authorities or in accordance with Section 9.3.1(f) or Section 5.1.2 and, in respect of any such disclosures to Regulatory Authorities, WARATAH shall (a) pursue a strategy of minimum disclosure of information relating to the manufacturing process of the Product (the Parties shall discuss the implementation of this strategy in good faith on a case by
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case basis) and (b) ELAN shall be given a reasonable opportunity to review and comment upon all regulatory submissions relating to the manufacturing process of the Product prior to their submission provided such obligations under (a) and (b) do not materially delay or prejudice WARATAH’s filings with Regulatory Authorities; (v) unless expressly prohibited by any Regulatory Authority, endeavor, after full discussion of the facts and circumstances, to transfer control to WARATAH of all clinical and non-clinical trials of the Product being conducted as of the effective date of termination by or on behalf of ELAN and continue to conduct such trials, at WARATAH’s sole expense, for up to six (6) months to enable such transfer to be completed without interruption of any such trial, to the extent ELAN is not restricted from doing so under its agreements with any Third Party or by Applicable Law; and (vi) use Commercially Reasonable Efforts to assign (or cause its Affiliates to assign) to WARATAH all agreements to which it or any of its Affiliates is a Party with any Third Party with respect to the conduct of clinical trials for the Product including, without limitation, agreements with contract research organizations, clinical sites and investigators, unless such assignment is not allowed under any such agreement or unless such agreements relate also to products other than the Product (in which case ELAN shall cooperate with WARATAH in all reasonable respects to secure the consent of such Third Party to such assignment or an alternative mechanism for transferring ELAN’s rights under such agreement to WARATAH) and (vii) provide and transfer to WARATAH (at WARATAH’s expense) all information and copies of all reports and data generated or obtained by ELAN, its Affiliates or Sublicensees (to the extent permitted under applicable Sublicense Agreements) pursuant to this Agreement that relate to the Product or its use that have not previously been provided to WARATAH with the exception of information relating to manufacturing which is to be provided in accordance with Section 9.3.1(f).
               (f) Manufacturing. Notwithstanding any provision to the contrary in this Agreement, in the event ELAN terminates this Agreement pursuant to Section 9.2.1, ELAN may at its sole option retain the exclusive right to manufacture or have manufactured WARATAH’s entire requirement of clinical and/or commercial supplies of Product in the Territory provided ELAN can supply the Product to meet commercial demand at a competitive price to be negotiated by the Parties during good faith discussions to finalize, within ninety (90) days of such termination unless otherwise agreed to by the Parties, a mutually agreeable manufacturing and supply agreement. In the event ELAN informs WARATAH within ninety
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(90) days of such termination or such other period provided under a manufacturing and supply agreement between the Parties, that ELAN does not wish to manufacture the Product, at WARATAH’s request, ELAN shall grant to WARATAH an exclusive manufacturing license under the applicable ELAN intellectual property to make the Product in the Territory (the “Manufacturing License”) and shall use such Commercially Reasonable Efforts (as are necessitated by ELAN retaining the DMF) to assist WARATAH or a sublicensee of WARATAH in enabling the manufacture of the Product. Subject to ELAN’s prior written consent, which shall not be unreasonably withheld, WARATAH shall have the right to grant a sub-license of the Manufacturing License provided that ELAN’s refusal to consent to the grant of such a sub-license to a Technological Competitor of ELAN shall not be deemed unreasonable. Where ELAN has granted a Manufacturing License to WARATAH as provided herein, ELAN shall, at WARATAH’s sole cost and expense; (i) provide WARATAH or a permitted sub-licensee with all information necessary to give effect to the Manufacturing License and shall provide to WARATAH the documentation constituting the required material support, practical performance advice, shop practice, specifications as to materials to be used and control methods and; (ii) assist WARATAH or a permitted sub-licensee with the training of personnel to the extent which may reasonably be necessary in relation to the manufacture of Product by WARATAH or a permitted sub-licensee.
               (g) Assumption of Third Party Expenses on Termination. If a Third Party agreement between ELAN and a Third Party, including a Sublicense Agreement or a co-promotion agreement, is necessary for the Development and Commercialization of the Product, ELAN, if requested by WARATAH, and to the extent it is permitted to do so under such agreement, shall use Commercially Reasonable Efforts (which Commercially Reasonable Efforts shall not include the payment or obligation to make any payment by ELAN) to assign such agreement to WARATAH, provided that WARATAH shall assume insofar as they relate to the period following the date of such assignment, any and all ELAN financial and other obligations under such agreement post the termination of this Agreement. Following the termination of this Agreement ELAN shall not be obligated to make any payment to Third Parties as the result of actions taken or omitted by WARATAH or WARATAH’s sublicensees or co-promoters pursuant to an agreement between the Third Parties and WARATAH or WARATAH’s sublicensees or co-promoters.
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               (h) Patent Rights. WARATAH shall assume responsibility for the planning, preparation, filing, prosecution and maintenance of Licensed Patent Rights and Joint Patent Rights. ELAN shall promptly deliver to WARATAH copies of all files related to the Licensed Patent Rights and Joint Patent Rights and shall take all actions and execute all documents reasonably necessary for WARATAH to assume such responsibility.
     9.3.2 Termination by ELAN Pursuant to Section 9.2.2 or 9.2.3. If this Agreement is terminated by ELAN pursuant to Section 9.2.2 or 9.2.3:
               (a) WARATAH Licenses. All licenses granted by WARATAH to ELAN pursuant to Article 6 shall survive;
               (b) Confidential Information. Each Party shall promptly return all Confidential Information and Proprietary Materials of the other Party that are not subject to a continuing license hereunder; provided that each Party may retain one copy of the Confidential Information of the other Party in its archives solely for the purpose of establishing the contents thereof and ensuring compliance with its obligations hereunder; and
               (c) Obligations to Pay. ELAN’s obligations to pay WARATAH under Section 3.8.6 shall survive.
          9.3.3 Termination by WARATAH Pursuant to Section 9.2.2. If this Agreement is terminated by WARATAH pursuant to Section 9.2.2, then the provisions of Section 9.3.1 shall apply.
          9.3.4 Termination by WARATAH Pursuant to Section 9.2.3. If this Agreement is terminated by WARATAH pursuant to Section 9.2.3, the provisions of Section 9.3.1 shall apply, provided, however, that ELAN shall have no obligation to continue to conduct any clinical trials as provided in Section 9.3.1.
          9.3.5 Surviving Provisions. Termination or expiration of this Agreement for any reason shall be without prejudice to the rights and obligations of the Parties provided in Sections 12.3, 12.6, and 12.15 and Articles 5, 9, and 10 (including all other Sections or Articles referenced in any such Section or Article and including Article 1), all of which shall survive such termination or expiration; and any other rights or remedies provided at law or equity which either Party may otherwise have.
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10. REPRESENTATIONS AND WARRANTIES
     10.1 Mutual Representations and Warranties
     WARATAH and ELAN each represents and warrants to the other, as of the Effective Date, as follows:
          10.1.1 Organization. It is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, and has all requisite power and authority, corporate or otherwise, to execute, deliver and perform this Agreement.
          10.1.2 Authorization. The execution and delivery of this Agreement and the performance by it of the transactions contemplated hereby have been duly authorized by all necessary corporate action and will not violate (a) such Party’s charter documents, (b) any agreement, instrument or contractual obligation to which such Party is bound in any material respect, (c) any requirement of any Applicable Law, or (d) any order, writ, judgment, injunction, decree, determination or award of any court or governmental agency presently in effect applicable to such Party.
          10.1.3 Binding Agreement. This Agreement is a legal, valid and binding obligation of such Party enforceable against it in accordance with its terms and conditions and it has all rights necessary to grant to the other Party the rights it purports to grant under this Agreement.
          10.1.4 No Inconsistent Obligation. It is not under any obligation, contractual or otherwise, to any Person that conflicts with or is inconsistent in any respect with the terms of this Agreement or that would impede the diligent and complete fulfillment of its obligations hereunder.
     10.2 Additional Representations of WARATAH
     WARATAH further represents and warrants to ELAN, as of the Effective Date, as follows:
          10.2.1 Licensed Patent Rights. All Licensed Patent Rights listed on Schedule 1 are existing and, to WARATAH’s knowledge at the Effective Date, no Licensed Patent Rights listed on Schedule 1 are invalid or unenforceable. WARATAH has the right to enforce directly
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or through Third Parties under the Academic Agreements the Licensed Patent Rights listed on Schedule 1.
          10.2.2 Claims or Judgments. There are no claims, judgments or settlements against WARATAH pending, or to WARATAH’s knowledge, threatened, that invalidate or seek to invalidate the Licensed Patent Rights listed on Schedule 1. (deleted text — Waratah warrants that it does not have knowledge of competitive similar products in the marketplace)
11. DISCLAIMERS
     11.1 Warranty Disclaimer
     EXCEPT AS OTHERWISE EXPRESSLY PROVIDED IN THIS AGREEMENT, NEITHER PARTY MAKES ANY WARRANTY WITH RESPECT TO ANY TECHNOLOGY, GOODS, SERVICES, RIGHTS OR OTHER SUBJECT MATTER OF THIS AGREEMENT, INCLUDING WITHOUT LIMITATION ANY WARRANTY OF MERCHANTABILITY OR OF FITNESS FOR A PARTICULAR PURPOSE.
     11.2 No Warranty of Success
     Nothing contained in this Agreement shall be construed as a warranty on the part of either Party that the Product will be successfully Developed and Commercialized.
12. MISCELLANEOUS
     12.1 Mediation
     If any dispute, controversy or claim arises between the Parties that cannot be resolved the Parties agree to attempt to resolve such dispute, controversy or claim (except as to any issue relating to intellectual property) by non-binding mediation administered by the American Arbitration Association (“AAA”) in accordance with its commercial mediation rules.
     12.2 Arbitration
     If the Parties are unable to resolve a dispute through mediation under Section 12.1, they shall enter into arbitration under the terms of this Section 12.2. Within ten (10) days of delivery of notice from one Party to the other requesting arbitration under this Section, each Party shall select one expert in the field of drug development and commercialization to serve on an arbitration panel to decide the issue. The expert selected by a Party shall not be a past or present employee of or consultant to such Party or of any Affiliate, Sublicensee or Co-promoter of such
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Party. The members of the panel selected by the Parties shall, within five (5) days of their selection, select a third member to serve on the panel who shall not be a past or present employee of or consultant to either Party. If the members of the panel selected by the Parties cannot, within ten (10) days of their selection, agree on a third member, the Parties shall request that AAA select the third member who shall not be a past or present employee of or consultant of either Party or of any Affiliate of either Party. Each Party shall then have fifteen (15) days to submit to the panel and to the other Party a written response presenting such Party’s position on the issue. The Arbitrators may request information from either Party as the Arbitrators deem necessary. The panel shall, within fifteen (15) days after receipt of both Parties responses, hold a joint meeting on the issue at which each Party will have an opportunity to make a presentation and to respond to the other Party’s presentation. Within fifteen (15) days of the conclusion of the meeting, the panel shall render its decision in writing. The decision of the panel shall be binding on both Parties. Each Party shall bear its own costs in connection with the arbitration proceedings, including the costs of the panel member selected by it. The costs of the third panel member will be shared equally. The arbitration shall be held in New York, New York and conducted under the rules of the AAA, except as otherwise expressly provided in this Section 12.2. Sections 12.1 and 12.2 shall not prevent a Party from seeking and obtaining injunctive relief.
     12.3 Indemnification and Insurance
               (a) Indemnity. Each Party hereby agrees to save, defend and hold the other Party and its directors, officers, shareholders, agents, employees, and consultants harmless from and against any and all losses, damages, liabilities, settlements, penalties, fines, costs and expenses (including, without limitation, reasonable attorneys’ fees and expenses) (collectively, the “Losses”) that may be instituted against any of them arising from the use, handling, storage, sale or other disposition of Product sold or used in the Territory by the indemnifying Party, its Affiliates, agents, employees, consultants, sublicensees, or co-promoters but only to the extent such Losses are not attributable to the Party seeking indemnification.
               (b) Claim. In the event that either Party receives notice of a claim with respect to the Product in the Territory, such Party shall inform the other Party as soon as reasonably practicable. The Parties shall confer on how to respond to the claim and how to handle the claim in an efficient manner.
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               (c) Notice and Control. In the event that a Party is seeking indemnification under this Section 12.3, it shall inform the indemnifying Party of a claim as soon as reasonably practicable after it receives notice of the claim, shall permit the indemnifying Party to assume direction and control of the defense of the claim (including the right to settle the claim solely for monetary consideration), shall cooperate as requested (at the expense of the indemnifying Party) in the defense of the claim, and shall not settle or compromise the claim without the express written consent of the indemnifying Party.
               (d) Insurance. A Party shall maintain insurance in commercially reasonable amounts to insure against any claims arising out of the Party’s activities under this Agreement. Upon request a Party shall provide evidence of such coverage to the other Party.
               (e) Co-Development. Notwithstanding the other provisions of this Section 12.3, if WARATAH has not exercised its right to opt out under Section 3.8.6, any Losses for Third Party product liability actions in respect to Product Commercialized under this Agreement shall be shared pursuant to the provisions of Article 3 and shall not be separately subject to indemnification by a Party pursuant to this Section 12.3.
     12.4 Change of Control
     If WARATAH enters into an agreement that results or that, if the transaction contemplated in such agreement is completed, would result in a Change of Control, WARATAH shall provide ELAN with prompt notice describing such Change of Control in reasonable detail. Upon the consummation of the Change of Control, ELAN may elect to terminate WARATAH’s information and participation rights on the JLT and JEC; provided however, that ELAN (and WARATAH, if applicable) shall: (i) continue to pay the WARATAH Development Percentage of Sublicense Income and Operating Income (Loss) under Section 3.8 and milestones under Article 4 if WARATAH has not opted out in accordance with Section 3.8.6(b), or, pay the amounts owing under Section 3.8.6(b) if WARATAH has opted out in accordance with Section 3.8.6(b), and (ii) comply with its reconciliation and auditing obligations in accordance with Section 3.8.13.
     12.5 Notices
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     All notices and communications shall be in writing and delivered personally or by courier, by electronic or facsimile transmission or mailed via certified mail, return receipt requested, addressed as follows, or to such other address as may be designated from time to time:

If to ELAN:	If to WARATAH:
Elan Pharma International Limited	Waratah Pharmaceuticals Inc.
c/o ELAN International Services Ltd.	Suite 220, 101 College Street
Clarendon House, 2 Church Street	Toronto, Ontario M5G 1L7
Hamilton HM 11, Bermuda	Tel: (416) 260-7770
Tel: (441) 292-9169	Fax: (416) 260-2886
Fax: (441) 292-2224	Attention: Chief Executive Officer
Attention: President

With a copy to:
Elan Pharmaceuticals, Inc.
800 Gateway Boulevard
South San Francisco, CA 94080
Tel: 650 877 0900
Fax: 650 553 7165
Attention: Sr. V.P. Legal
     In addition, all notices to the JLT or JEC shall be sent to each Party’s designees at such Party’s address stated above or to such other address as such Party may designate by written notice given in accordance with this Section 12.5.
     Except as otherwise expressly provided in this Agreement or mutually agreed in writing, any notice, communication or document (excluding payment) required to be given or made shall be deemed given or made and effective upon actual receipt or, if earlier, (a) three (3) business days after deposit with an internationally-recognized overnight express courier with changes prepaid, or (b) five (5) business days after mailed by certified, registered or regular mail, postage prepaid, in each case addressed to a Party at its address stated above or to such other address as such Party may designate by written notice given in accordance with this Section 12.5.
12.6 Governing Law
     This Agreement shall be governed by and construed in accordance with the laws of the State of New York (USA), without regard to the application of principles of conflicts of law.
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ELAN and WARATAH consent to the jurisdiction of the courts of New York for any suit, action or proceeding brought under this Agreement.
     12.7 Binding Effect
     This Agreement shall be binding upon and inure to the benefit of the Parties and their respective legal representatives, successors and permitted assigns.
     12.8 Headings
     Section and subsection headings are inserted for convenience of reference only and do not form a part of this Agreement.
     12.9 Counterparts
     This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original and both of which, together, shall constitute a single agreement.
     12.10 Amendment; Waiver
     This Agreement may be amended, modified, superseded or canceled, and any of the terms of this Agreement may be waived, only by a written instrument executed by each Party or, in the case of waiver, by the Party or Parties waiving compliance. The delay or failure of either Party at any time or times to require performance of any provisions shall in no manner affect the rights at a later time to enforce the same. No waiver by either Party of any condition or of the breach of any term contained in this Agreement, whether by conduct, or otherwise, in any one or more instances, shall be deemed to be, or considered as, a further or continuing waiver of any such condition or of the breach of such term or any other term of this Agreement.
     12.11 No Third Party Beneficiaries
     No Third Party shall have or acquire any rights by reason of this Agreement.
     12.12 Purposes and Scope
     The Parties hereto understand and agree that this Collaboration is limited to the activities, rights and obligations as set forth in this Agreement. Nothing in this Agreement shall be
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construed (a) to create or imply a general partnership between the Parties, (b) to make either Party the agent of the other for any purpose, (c) to alter, amend, supersede or vitiate any other arrangements between the Parties with respect to any subject matters not covered hereunder, (d) to give either Party the right to bind the other, (e) to create any duties or obligations between the Parties except as expressly set forth herein, or (f) to grant any direct or implied licenses or any other right other than as expressly set forth herein.
     12.13 Assignment and Successors
     Neither this Agreement nor any obligation of a Party hereunder may be assigned by either Party without the consent of the other, which shall not be unreasonably withheld, conditioned or delayed, except that each Party may assign this Agreement and the rights, obligations and interests of such Party, in whole or in part, to any of its Affiliates, to any purchaser of all of its assets or all of its assets to which this Agreement relates or to any successor corporation resulting from any merger, consolidation, share exchange or other similar transaction. Any attempted assignment in violation of this Section 12.13 shall be void and of no effect.
     12.14 Force Majeure
     Neither ELAN nor WARATAH shall be liable for failure of or delay in performing obligations set forth in this Agreement, and neither shall be deemed in breach of its obligations, if such failure or delay is due to a Force Majeure. In event of such Force Majeure, the Party affected shall use reasonable efforts to cure or overcome the same and resume performance of its obligations hereunder.
     12.15 Interpretation
     The Parties hereto acknowledge and agree that: (a) each Party and its counsel reviewed and negotiated the terms and provisions of this Agreement and have contributed to its revision; (b) the rule of construction to the effect that any ambiguities are resolved against the drafting Party shall not be employed in the interpretation of this Agreement; and (c) the terms and provisions of this Agreement shall be construed fairly as to each Party, regardless of which Party was generally responsible for the preparation of this Agreement. In addition, unless a context
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otherwise requires, wherever used, the singular shall include the plural and the plural the singular and the use of any gender shall be applicable to all genders.
     12.16 Integration; Severability
     This Agreement and the Confidentiality Agreements are the entire agreement with respect to the subject matter hereof and supersedes all other agreements and understandings between the Parties with respect to such subject matter. If any provision of this Agreement is or becomes invalid or is ruled invalid by any court of competent jurisdiction or is deemed unenforceable, it is the intention of the Parties that the remainder of the Agreement shall not be affected. Exhibits A, B and C and Schedules 1, 2, 3 and 4 attached hereto are incorporated by reference herein.
     12.17 Equitable Relief
     The Parties acknowledge that under this Agreement each Party holds a complex series of technology rights and licenses, as well as various Development, Commercialization and related financial rights and obligations, the breach of which would not be adequately compensated in money damages alone. The Parties therefore agree that in the event of such breach, each shall be entitled to seek remedies in the nature of specific grants of licenses or assignments from the other Party and other forms of specific performance. Further, notwithstanding anything to the contrary in this Agreement, if approved by a court of competent jurisdiction, the Parties shall have the right to obtain injunctive relief for breaches of this Agreement by one Party which have the potential to cause irreparable injury to the other Party.
     12.18 HSR Filing
     If ELAN determines in good faith that an HSR Act filing is required with respect to this Agreement, each Party shall, within thirty (30) days after the execution date of this Agreement (or such later time as the Parties mutually agree in writing), file with the Federal Trade Commission and the Antitrust Division of the Department of Justice in the U.S. and any appropriate governmental authorities outside the U.S. any filing required of a licensor and licensee under the HSR Act, in connection with the transactions contemplated hereby. In such event, this Agreement shall not take effect unless and until it has been approved by all
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appropriate governmental authorities, or the period for review by such authorities has lapsed without comment. The Parties shall cooperate with each other to the extent necessary in the preparation of any such filing. WARATAH shall be responsible for paying any fees required to be paid to governmental authorities in connection with its filings as a licensor, ELAN shall be responsible for paying any fees associated with its filings as a licensee and each Party shall bear its own expenses, including but not limited to legal fees associated with preparing any such filing. Neither Party shall be required in connection with any filing under the HSR Act to resort to or respond to litigation, agree to hold separate or divest any business or assets or otherwise materially change its business if doing so is a condition of approvals of the transaction contemplated hereby.
[Remainder of page intentionally left blank.]
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     IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their duly authorized representatives.

WARATAH PHARMACEUTICALS INC.

By:	/s/ Tony Cruz

Name:	Tony Cruz

Title:	CEO

ELAN PHARMA INTERNATIONAL LIMITED

By:	/s/ Kevin Insley

Name:	Kevin Insley

Title:	Authorized Signatory

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EXHIBIT A
ANNUAL BUDGET
(deleted text — annual budget table)

EXHIBIT B
DEVELOPMENT PLAN
(deleted text — Development Plan)

1

EXHIBIT C — Interim Costs
WARATAH third party inventory costs and costs incurred from August 4, 2006 through the Effective Date:

Contractual Obligations — Clinical, Animal Studies & Manufacturing	$223,003

Inventory Costs	$1,017,055

TOTAL	$1,240,058

SCHEDULE 1
LICENSED PATENT RIGHTS
SCHEDULE A
(deleted text — Patent Listing)

SCHEDULE 2
FORM OF PRESS RELEASE

SCHEDULE 3
ACADEMIC AGREEMENTS
SCHEDULE C
1.	Research Agreement between Ellipsis Neurotherapeutics Inc. and The Governing Council of the University of Toronto dated December 1, 2003, as amended by a First Amendment dated November 30, 2004, an Acceptance of Description of the Project, Budget and Schedule of Payments dated January 31, 2005, a Second Amendment dated April 1, 2005, and a Third Amendment (pending).

2.	License Agreement between Ellipsis Neurotherapeutics Inc. and JoAnne McLaurin dated May 28, 2003, as amended by a First Amendment dated April 1, 2005.

3.	Material Testing Agreement between Ellipsis Neurotherapeutics Inc. and The Brigham and Women’s Hospital, Inc. dated July 6, 2005.

4.	Research Agreement between Ellipsis Neurotherapeutics Inc. and Regents of the University of Minnesota dated August 10, 2005.

SCHEDULE 4
TECHNOLOGICAL COMPETITORS
(deleted text — listing of competitors)